EXHIBIT 99.1

inter&co

Consolidated financial statements

December 31, 2025

4Q2025

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Consolidated financial statements As of December 31, 2025 and 2024

1

Consolidated financial statements As of December 31, 2025 and 2024
Management Statement
Inter&Co
Inter&Co, Inc. (Inter&Co, the Company, and, together with its consolidated subsidiaries, Grupo Inter, Grupo or Inter) is a holding company incorporated in the Cayman Islands with limited liability. The Company has its shares listed on the Nasdaq, the US stock exchange, under the ticker INTR, and its BDRs listed on the B3 under the ticker INBR32. Inter&Co is the controlling company of Grupo Inter and indirectly holds all the shares of Banco Inter.
Inter
Inter provides financial and e-commerce services, with features offered in a financial super app that includes banking, investments, credit, insurance, and cross-border services, as well as a marketplace that brings together the best retailers from Brazil and the United States.
Operating highlights
Customers
As of December 31, 2025 we surpassed a total of 43.1 million customers. The activation rate reached 58.0%, an increase of 1.1 percentage points when compared to December 31, 2024.
Loan Portfolio
The balance of loan operations reached R$ 48.3 billion, representing a positive variation of 35.6% compared to December 31, 2024.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$ 69.0 billion, 31.0% higher than the amount recorded on December 31, 2024.
Economic and financial highlights
Net income
In 2025, the net profit of the controlling shareholders was R$ 1,312.4 million, representing an increase of 44.7% compared to the same period in 2024.
Revenues
In 2025, revenues reached R$ 8.4 billion, marking an increase of 31.3% compared to the same period in 2024.
Administrative expenses and Personnel
Administrative and personnel expenses as of in 2025 totaled R$ 3.3 billion, an increase of 21.6% compared to the same period in 2024.
Equity highlights
Total assets
Total assets reached R$ 98.6 billion as of December 31, 2025, an increase of 29.0% compared to December 31, 2024.
Shareholder’s equity
Shareholder’s equity totaled R$ 10.4 billion, a growth of 14.6% compared to December 31, 2024.

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Consolidated financial statements As of December 31, 2025 and 2024
Relationship with the independent auditors
The Company has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee whose responsibilities include both providing opinions and recommendations on the audit service provider and evaluating the effectiveness of the independent and internal audits, including compliance evaluation of legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of December 31, 2025 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, February 10, 2026.
The Management

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KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar – Bairro Funcionários 30130-141 -
Belo Horizonte/MG - Brazil
Mail Box 3310 - CEP 30130-970
Belo Horizonte/Minas Gerais - Brazil
Phone +55 (31) 2128-5700
kpmg.com.br

Report of the independent auditors on the consolidated financial statements

To the Shareholders, Board of Directors and Management of

Inter & Co, Inc

Cayman Islands

Opinion

We have audited the consolidated financial statements of Inter & Co, Inc. ("Company"), which comprise the balance sheet as of December 31, 2025, and the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other clarifying information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Inter & Co, Inc. as of December 31, 2025 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the *International Accounting Standards Board* (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements that are included in the Accountant's Professional Ethics Code and on the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

4

Expected loss of credit for loans and advances to customers	
See Notes 2(c), 4(e), 6(a) and 12 of the consolidated financial statements	
Key audit matter	**How our audit addressed this matter**
On December 31, 2025 Inter & Co, Inc recognized an allowance for expected credit losses ("ECL") for loans and advances to customers. The credit loss is measured at the present value of the difference between the contractual cash flows that would be due if the commitment were honoured and the cash flows that the Company expects to receive. For this measurement, the Company classifies transactions into three stages, and at stage 1 the likelihood of loss considers loss for the next 12 months and at stages 2 and 3 the likelihood of loss considers loss for the remaining term of the transaction. To assess whether there has been a change in credit risk, which establishes the classification of stages, the Company assesses whether credit risk has increased significantly since initial recognition, considering the client and the type of product. The measurement of expected credit losses is determined according to internal scoring models and uses the methodology of probability of default (PD), exposure to default (EAD) and default loss (LGD), macroeconomic conditions and the impact of changes in future macroeconomic scenarios, including market indicators. We considered the measurement of the allowance for credit losses as a key audit matter, because it involves material measurement uncertainties as a result of the complexity in the application of models and subjectivity in the selection of assumptions.	Our audit procedures in this area included, but were not limited to: - Evaluating the design and implementation of significant internal controls related to models, classifications between stages, assumptions and methodologies used to measure the allowance for ECL; - Evaluation, with the support of our professionals with experience and knowledge specialized in credit risk: (i) the reasonableness of the general methodology used to measure ECL, including the criteria applied for classifying transactions at stages; (ii) the modelling techniques used by the Company, inspecting management documentation to determine whether the techniques used are adequate for the intended use; (iii) recalculating estimates of the PD, EAD e LGD using the Company's historical data for loans transactions; (iv) the reasonableness of macroeconomic variables considered in future scenarios through a regression analysis and historical correlation with these indicators; (v) mathematical recalculation of the expected credit losses; (vi) testing the accuracy of the allocation of stages in accordance with to the Company's criteria through the re-execution of the allocation, on a sample basis. - Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information. According to the evidence obtained by applying the procedures summarized above, we considered that the measurement of the allowance for expected credit losses on loans and advances to customers, as well as the related disclosures, in the consolidated financial statements taken as a whole, are acceptable for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

5

Impairment test of the cash generating units (CGUs), which include the goodwill recognized in intangible assets	
See Notes 4(h), (i) and 14 to the consolidated financial statements	
Key audit matter	**How our audit addressed this matter**
As of December 31, 2025, the Company has intangible assets that include goodwill from the acquisition of Inter & Co Payments Inc, for which the Company tests its assets for impairment at least annually or when there are events or circumstances that indicate that book value exceeds recoverable value. The recoverable amount of the CGU is calculated according to its value in use, using estimated future cash flows discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Calculating the CGU's value in use requires the use of significant data and assumptions used in the valuation models, including the discount rate and future growth rate. Assumptions about future growth include the forecast growth rate and the expected long-term inflation rate. We consider the assessment of the recoverable value of the CGU, including goodwill, as a key audit matter, due to the uncertainties related to the selection of data and assumptions used.	Our audit procedures in this area included, but were not limited to: - Evaluating the design and implementation of significant internal controls related to preparing, reviewing and approving the main assumptions used to test the recoverable value and the calculation methodology for performing the impairment test; - Evaluation, with the involvement of our corporate finance experts with knowledge of and experience in the industry: (i) of the methodology used to estimate value in use, comparing it with the market's generally accepted valuation practices; (ii) the reasonableness of the discount rates used to calculate the present value and the growth rate used to estimate estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (iii) changes between the projections and the cash flows realized, and obtaining explanations from the Company about the fluctuations; and (iv) of the mathematical accuracy of certain steps in the calculation of present value. - Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information. According to the evidence obtained by applying the procedures summarized above, we considered that the impairment testing of the CGU that includes goodwill related to the acquisition of Inter & Co Payments Inc and the related disclosures are acceptable in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

6

Other information that accompanies the consolidated financial statements and the independent auditors' report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement of the Management Report, we are required to report on such fact. We have nothing to report on this.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the *International Accounting Standards Board* (IASB), and internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions or misrepresentations or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However,

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

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future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represent the corresponding transactions and events in a manner that achieves fair presentation.
- We plan and execute the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the group entities or business units as a basis for forming an opinion on the group's financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships or issues that may considerably affect our independence, and where applicable, actions taken to eliminated threats or related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation prohibits public disclosure of the matter, or when, in extremely rare circumstances, we determine that the matter should not be communicated in our report because the adverse consequences of doing so may reasonably be expected to outweigh the public interest benefits of such communication.

Belo Horizonte, February 10, 2026

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

Marco Antonio Pontieri
Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

8

Consolidated balance sheet As of December 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2025	12/31/2024
Assets
Cash and cash equivalents	8	3,801,513	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	6,194,960
Deposits at Central Bank of Brazil		7,867,658	5,285,402
Securities, net of provisions for expected credit losses	10	29,010,323	23,899,551
Derivative financial assets	11	58,915	563
Loans and advances to customers, net of provisions for expected credit losses	12	45,251,104	33,327,355
Non-current assets held for sale		366,398	234,611
Equity accounted investees		10,401	10,401
Property and equipment	13	381,404	369,942
Intangible assets	14	2,023,939	1,836,053
Deferred tax assets	32.c	1,789,304	1,676,341
Other assets	15	3,450,341	2,486,145
Total assets		98,611,518	76,429,717

Liabilities
Deposits from customers	16	54,883,084	42,803,229
Deposits from banks	17	14,585,704	11,319,577
Securities issued	18	14,127,144	9,890,219
Derivative financial liabilities	11	54,114	70,048
Borrowings and on-lending	19	817,495	128,924
Tax liabilities	20	815,527	574,429
Income tax and social contribution		675,438	462,501
Other tax liabilities		140,089	111,928
Provisions	21	265,455	155,262
Deferred tax liabilities	32.c	40,923	32,790
Other liabilities	22	2,629,110	2,382,932
Total liabilities		88,218,556	67,357,410

Equity
Share capital	23.a	13	13
Reserves	23.b	10,971,176	9,793,992
Other comprehensive loss	23.c	(801,600)	(898,830)
Equity attributable to owners of the Company		10,169,589	8,895,175
Non-controlling interest	23.f	223,373	177,132
Total equity		10,392,962	9,072,307

Total liabilities and equity		98,611,518	76,429,717

The notes are an integral part of these consolidated financial statements

9

Consolidated statements of income As of December 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	12/31/2025	12/31/2024
Interest income	24	8,638,477	5,139,213
Interest expenses	24	(5,977,127)	(3,311,638)
Income from securities, derivatives and foreign exchange	25	3,612,469	2,629,170
Net interest income and income from securities, derivatives and foreign exchange		6,273,819	4,456,744

Net revenues from services and commissions	26	2,008,095	1,753,280
Expenses from services and commissions		(182,202)	(143,430)
Other revenues	27	301,226	333,571
Revenues		8,400,938	6,400,165

Impairment losses on financial assets	28	(2,416,353)	(1,799,452)
Revenues net of impairment losses on financial assets		5,984,585	4,600,713

Administrative expenses	29	(2,200,604)	(1,769,055)
Personnel expenses	30	(1,090,333)	(937,761)
Tax expenses	31	(728,734)	(477,037)
Depreciation and amortization		(340,727)	(208,829)
Income from equity interests in associates		—	(2,480)
Profit before income tax		1,624,187	1,205,550

Income tax	32	(226,866)	(232,709)

Net income attributable to shareholders of the company and non-controlling interests		1,397,321	972,841
Non-controlling interests		(84,931)	(65,709)
Net income attributable to shareholders of the company		1,312,390	907,132

Earnings per share
Basic earnings per share	23.e	2.98	2.08
Diluted earnings per share	23.e	2.96	2.07

The notes are an integral part of these consolidated financial statements

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Consolidated statements of comprehensive income As of December 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	12/31/2025	12/31/2024

Net income attributable to shareholders of the company	1,312,390	907,132
Non-controlling interest	84,931	65,709
Net income attributable to shareholders of the company and non-controlling interests	1,397,321	972,841

Other comprehensive income

Changes in fair value - financial assets at FVOCI	316,390	(697,974)
Tax effect	(144,855)	315,095
Net change in fair value - financial assets at FVOCI	171,535	(382,879)

Hedge of investments abroad	137,166	(145,241)
Tax effect	(48,254)	53,227
Hedge of net investments in operations abroad	88,911	(92,014)

Foreign exchange differences on the translation of foreign operations	(163,216)	251,551

Other comprehensive income (loss) that may be reclassified subsequently to the Statements of income	97,230	(223,342)

Total comprehensive income for the year	1,494,551	749,499

Allocation of comprehensive income
To shareholders of the company	1,409,620	683,790
To non-controlling interest	84,931	65,709

The notes are an integral part of these consolidated financial statements

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Consolidated statements of cash flows As of December 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	12/31/2025	12/31/2024
Operating activities
Net income attributable to shareholders of the company	1,312,390	907,132
Non-controlling interest	84,931	65,709
Adjustments to profit (loss)
Depreciation and amortization	340,727	208,829
Result of equity interests in associates	—	2,480
Impairment losses on financial assets	2,416,353	1,799,452
Expenses with provisions for contingencies	56,039	49,120
Provisions/ (Reversals) for loss of assets	—	(52,971)
Capital gains (losses)	23,547	(55,538)
Income tax and social contribution	(77,985)	232,709
Provision for performance fees	(41,574)	(73,650)
Effect of the exchange rate variation on cash and cash equivalents	(136,271)	(134,448)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(2,582,257)	(2,620,987)
Loans and advances to customers	(14,215,701)	(7,204,248)
Amounts due from financial institutions	1,575,639	(1,702,514)
Securities	(429,431)	(296,267)
Derivative financial assets	(58,351)	3,675
Non-current assets held for sale	(151,875)	(60,257)
Other assets	(899,681)	(465,552)
Increase/ (decrease) in:
Deposits from customers	12,079,855	10,151,609
Deposits from banks	3,266,127	965,973
Securities issued	4,236,925	1,795,177
Derivative financial liabilities	121,232	(90,256)
Borrowings and on-lending	688,571	(282,131)
Tax liabilities	523,875	207,456
Provisions	(62,168)	26,458
Other liabilities	168,324	824,071
Income tax paid	(509,643)	(441,972)
Net cash from (used in) operating activities	7,729,598	3,759,059

Cash flow from investing activities
(Acquisition) / Sale of subsidiaries, net of cash acquired	—	(81,675)
(Acquisition) / Sale of property and equipment	(109,569)	(81,974)
(Acquisition) / Sale of intangible assets	(460,494)	(427,683)
(Acquisition) / Funds of financial assets at FVOCI	(9,807,669)	(17,710,057)
Proceeds from sale of financial assets at FVOCI	5,697,661	11,029,542
(Acquisition) / Funds of financial assets at amortized cost	(249,499)	(554,540)
Proceeds from sale of financial assets at amortized cost	26,213	98,852
Net cash from (used in) investing activities	(4,903,357)	(7,727,535)

Cash flow from financing activities
Capital increase	—	823,036
Cost associated with issuing equity securities	—	(38,768)
Dividends and interest on shareholders' equity paid	(243,696)	(82,080)
Repurchase of treasury shares	(27,110)	(18,954)
Resources to non-controlling shareholders	1,413	(191)
Net cash from (used in) financing activities	(269,393)	683,043

Increase/(Decrease) in cash and cash equivalents	2,556,848	(3,285,433)
Cash and cash equivalents at the beginning of the fiscal year	1,108,394	4,259,379
Effect of the exchange rate variation on cash and cash equivalents	136,271	134,447
Cash and cash equivalents at December 31	3,801,513	1,108,394

(a) Refers to the net profit of controlling shareholders.

The notes are an integral part of these consolidated financial statements

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Consolidated statements of changes in equity As of December 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the year	—	—	—	907,132	—	907,132	65,709	972,841
Proposed allocations:
Constitution/ reversion of reserves	—	907,132	—	(907,132)	—	—	—	—
Capital increase	—	823,036	—	—	—	823,036	—	823,036
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(13,267)	(82,080)
Foreign exchange differences on the translation of foreign operations	—	—	251,551	—	—	251,551	—	251,551
Gains and losses - Hedge	—	—	(92,014)	—	—	(92,014)	—	(92,014)
Net change in fair value - financial assets at FVOCI	—	—	(382,879)	—	—	(382,879)	—	(382,879)
Share-based payment transactions	—	(18,954)	—	—	18,954	—	—	—
Reflex reserve	—	43,074	—	—	—	43,074	—	43,074
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(191)	(191)
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307

Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the year	—	—	—	1,312,390	—	1,312,390	84,931	1,397,321
Proposed allocations:	—	—	—	—	—	—	—	—
Constitution/ reversal of reserves	—	1,312,390	—	(1,312,390)	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(40,103)	(243,696)
Foreign exchange differences on the translation of foreign operations	—	—	(163,216)	—	—	(163,216)	—	(163,216)
Gains and losses - Hedge	—	—	88,911	—	—	88,911	—	88,911
Net change in fair value - financial assets at FVOCI	—	—	171,535	—	—	171,535	—	171,535
Share-based payment transactions	—	11,679	—	—	27,110	38,789	—	38,789
Reflex reserves	—	56,708	—	—	—	56,708	—	56,708
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	1,413	1,413
Balance as of December 31, 2025	13	10,971,176	(801,600)	—	—	10,169,589	223,373	10,392,962
The notes are an integral part of these consolidated financial statements

13

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", or "Company") is the holding company controlling Inter Group, which is incorporated in the Cayman Islands, as an exempted limited liability company and registered as a foreign issuer with the U.S. Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission (CVM).
Inter&Co’s Class A common shares are publicly traded on Nasdaq under the ticker "INTR," while depositary receipts backed by these shares (Level II BDRs) are publicly traded at B3 - Brasil, Bolsa e Balcão under the ticker "INBR32."
As of December 31, 2025, its significant operating subsidiaries were:
◦Inter Holding Financeira S.A.: A direct subsidiary domiciled in Brazil, whose main activity is holding 100% of the share capital of Banco Inter S.A. (Banco Inter).
◦Inter Marketplace Intermediação de Negócios e Serviços Ltda.: A direct subsidiary domiciled in Brazil, responsible for operating the Group’s marketplace platform, connecting customers to a wide range of third-party non-financial products and services. Its main products include e-commerce marketplace, gift cards, mobile phone services through Inter Cel (a Mobile Virtual Network Operator – MVNO), airline ticket sales, among others.
◦Inter US Holding Inc.: A direct subsidiary domiciled in the United States, which oversees the Group’s North American operations.
Inter&Co and all its subsidiaries are collectively referred to as the "Group" or "Inter," reflecting the integrated operations of this financial conglomerate.
Operating as a digital platform for individuals and businesses, Inter provides a comprehensive range of integrated financial services and solutions seamlessly conducted through the Super App, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. The operations are seamlessly conducted through the Super App, offering customers a unified digital experience to manage their finances and daily activities.
2.Basis for preparation
a.Compliance statement

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS - Accounting Standards).
The information contained in these consolidated financial statements and in their explanatory notes represents all relevant information inherent in their preparation and is consistent with the information used by Management in managing the Group's business.
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 10, 2026.

14

Notes to the consolidated financial statements As of December 31, 2025 and 2024
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a, reflecting the currency in which the prices of goods and services are determined and generally settled. All values have been rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing the consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed continuously and the impacts of changes in estimates are recognized prospectively. The key significant judgments made by management in applying the Group's accounting policies and the sources of uncertainty in the estimates are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee;
•Classification of financial assets (see notes 6 and 7): assessment of whether financial assets comply with the sole payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss); and
•Equity accounted investees method: whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next years, and the actual results may differ from those previously established. The main items susceptible to impacts due to these estimates are shown below:
•Classification of financial assets (see notes 6 and 7): evaluation of the business model in which the assets are held and evaluation of whether the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test);
•Business combinations (see note 4b): determination of the fair values of assets acquired and liabilities assumed in business combinations;
•Impairment test of intangible assets and goodwill (see note 14): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”);
•Deferred tax asset (see note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies;
•Expected credit loss (see notes 12d and 21): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others; and
•Provisions (see note 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.

15

Notes to the consolidated financial statements As of December 31, 2025 and 2024
3.New accounting standards recently issued
New or revised accounting pronouncements adopted in 2025
The following standards, new or revised, were issued by the IASB and were adopted by the Group for the years covered by these consolidated financial statements.
•Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements: The changes require the application of a consistent approach when assessing whether one currency can be exchanged for another, and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or impossible to exchange. The amendment aim to improve the information an entity provides in its financial statements. This amendment is required for annual report for periods beginning on or after January 1, 2025. Management did not identified any impacts, as there are no currencies in its operations that are difficult or impossible to exchange in the Group's consolidated financial statements.
Other new standards and interpretations issued but not yet effective
•Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments Disclosures: Issued in May 2024, the amendments and clarifications relate to the derecognition of financial liabilities through electronic systems, assessment of contractual cash flow characteristics in classification (SPPI Test), such as financial assets linked to ESG (Environmental, Social and Governance) and other financial instruments. Additionally, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for periods beginning on January 1, 2026. Management is assessing the effects of adopting this amendment for the Group's consolidated financial statements.
•IFRS 18 - Presentation and Disclosure in Financial Statements: Issued in April 2024, it replaces IAS 1 and brings additional requirements for financial statements with the aim of enhancing information to shareholders. It defines three categories for income and expenses: operating, investing, and financing, and includes new subtotals. The standard also provides guidance on the disclosure of management-defined performance indicators and includes specific requirements for banking and insurance sector companies. IFRS 18 will come into effect on January 1, 2027, and Management is assessing the effects of adopting this standard for the Group's consolidated financial statements.
•IFRS 19 - Subsidiaries without Public Accountability: Issued in May 2024, the standard defines that a subsidiary without public accountability may provide reduced disclosures when applying IFRS accounting standards to its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is evaluating the effects of adopting this standard.
•Other Amendments - The IASB has made other amendments to existing standards, as summarized below:
•Amendments to IFRS 7 - Gains and losses on derecognition: The amendments aim to disclose deferred differences on fair value and transaction price, changes in the classification and measurement of financial instruments, effective from January 1, 2026.
•Amendments to IAS 7 - The main objective is to increase transparency in the disclosure of supplier financing arrangements, requiring additional information on these arrangements, such as terms and conditions, the value of liabilities involved, and liquidity risks, effective from January 1, 2026.
•Amendments to IFRS 10 - Aims at defining control and transition guidance after applying the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026.

16

Notes to the consolidated financial statements As of December 31, 2025 and 2024
•Amendments to IFRS 9 - Includes clarifications on the derecognition of lease liabilities and their consequences, effective from January 1, 2026.
Management is evaluating the potential impacts of these standard changes on its consolidated financial statements.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that are under the control of Inter&Co are classified as subsidiaries. The Company is considered a controlling entity when it is exposed to, or entitled to, variable returns arising from its involvement with the entity and has the ability to use this power to affect the amount of such returns.
The consolidated financial statements are prepared using uniform accounting policies and practices. In this regard, adjustments are made to the individual financial statements of some subsidiaries to ensure uniformity and compliance of criteria in the preparation of the Group's financial statements.
The subsidiaries are fully consolidated from the moment the Company acquires control of their activities until the date that control ceases to exist. The only significant restrictions on the Group's ability to access or use assets and settle liabilities are regulatory restrictions related to compulsory reserves maintained in compliance with the requirements of the Central Bank of Brazil, which limit the ability of Inter&Co's subsidiaries to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions, nor any guarantees or other requirements that could restrict the payment of dividends and other capital distributions, or that loans and advances be made or paid to (or by) other entities within the economic group.

17

Notes to the consolidated financial statements As of December 31, 2025 and 2024
The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					12/31/2025	12/31/2024
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc,	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	16,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada	Investment Fund	578,818,030	BRL	Brazil	100.00%	100.00%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda. (a)	Virtual Asset Brokerage	6,000,000	BRL	Brazil	100.00%	—
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros S.A.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
Inter Títulos Imobiliários Fundo de Investimento Imobiliário	Investment Fund	—	BRL	Brazil	—	97.19%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	—	BRL	Brazil	—	65.17%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior (b)	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	21,506,555	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	59,027	BRL	Brazil	97.86%	91.29%
IM Designs Desenvolvimento de Software S.A (c)	Provision of services	—	BRL	Brazil	—	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda (d)	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	20,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	9,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter Securities LLC	Provision of services	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A	Provision of services	1,654,582,386	BRL	Brazil	100.00%	100.00%
Inter Us Advisors, LLC	Asset management	—	US$	USA	100.00%	100.00%
Inter Hedge Fundo de Investimento Imobiliário (e)	Investment Fund	19,973,705	BRL	Brazil	100.00%	—
Inter Oportunidade Imobiliária Fundo de Investimento (f)	Investment Fund	1,785,939	BRL	Brazil	63.78%	—
(a) On March 20, 2025, Inter Digital Asset was incorporated with the corporate purpose of intermediating virtual assets, encompassing activities such as distribution, underwriting, purchase, sale and exchange of virtual assets, portfolio management, foreign exchange operations and custody services, including safekeeping and control of virtual assets and related instruments;
(b) On July 28, 2025, the corporate name of the fund TBI Fundo De Investimento Crédito Privado Investimento Exterior was changed to: Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior;
(c) On July 3, 2025, 50% of the share capital of IM Designs Desenvolvimento de Software S.A. was sold to the holders of the other 50% of the shares. With this transaction, the buyers came to hold 100% of the company's share capital;
(d) On January 9, 2026, Banco Inter celebrated an additional participation from Inter Asset Gestão de Recursos, increasing its stake to 99.01%, see explanatory note 35 - Subsequent events;
(e) On February 17, 2025, Banco Inter acquired a stake in Inter Hedge fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements; and
(f) On August 19, 2025, Banco Inter acquired a stake in Inter Oportunidade Fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements.
Non- controlling interest
Inter&Co can control some investees even when the investment is less than 100% of interest. In these investments, the Company recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet and presents, in the Statements of income, the results from its subsidiaries that are related to non-controlling interest. In transactions which the Company purchase additional interest from non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity, unless the disposal of this interest do not represent a loss of control.

18

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b. Business Combinations
Business combinations are recorded using the acquisition method when the acquired set of assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets constitutes a business, Inter assesses whether the acquired set includes at least one substantive input and process that together contribute significantly to the ability to generate future results.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in profit or loss. Transaction costs are recorded in profit or loss as incurred, except for costs related to the issuance of debt or equity instruments.
The consideration transferred does not include amounts relating to payments from pre-existing relationships. These amounts are generally recognized in the Statements of income. Any contingent consideration payable is measured at its fair value at the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured and the settlement is recorded in equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the Statements of income.
c.    Foreign currency transactions and translation of financial statements
Foreign currency transactions
Transactions in foreign currency are translated into the respective functional currencies of each entity in the Group by the spot exchange rates on the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.
Translation of financial statements
Assets and liabilities from subsidiaries with a functional currency different from the Company’s presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses are converted into the Real using the average exchange rates for each period.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.

19

Notes to the consolidated financial statements As of December 31, 2025 and 2024
d.    Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding 3 months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.
e.    Financial assets and liabilities
Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.
i.Classification and Measurement of Financial Assets
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost (AC);
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The classification and subsequent measurement of financial assets depend on:
•The business model in which they are managed;
•The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).
Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on Management’s intentions regarding an individual instrument.
Financial assets may be managed for the purpose of:
i)    collecting contractual cash flows;
ii)    collecting contractual cash flows and selling assets; or
iii)    others.
To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.
When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.
SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.
If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.
Classification
Based on these factors, the Group applies the following criteria for each classification category:
Amortized Cost
•Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
•Initially recognized at fair value plus transaction costs;

20

Notes to the consolidated financial statements As of December 31, 2025 and 2024
•Subsequently measured at amortized cost, using the effective interest rate; and
•Interest, including the amortization of premiums and discounts, is recognized in the Statements of income under the line item Interest income calculated using the effective interest method.
Financial Assets at Fair Value Through Other Comprehensive Income
•Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
•Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
•Interest income is recognized in the Statements of income using the effective interest rate under the line item Interest income calculated using the effective interest method;
•Expected credit losses are recognized in the Statements of income; and
•Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item financial assets at FVOCI - net change in fair value.
Financial Assets at Fair Value Through Profit or Loss
•Assets that do not meet the classification criteria of the previous categories; or assets designated, upon initial recognition, as fair value through profit or loss, with the objective of reducing "accounting mismatches";
•Initially recognized and subsequently measured at fair value;
•Transaction costs are recorded directly in the Statements of income; and
•Gains and losses arising from changes in fair value are recognized in the Statements of income under the heading "Income from derivative financial instruments" or "Income from securities."
Recognition and discharge
Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognize the asset to the extent of its continuing involvement.
Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Equity Instruments
An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.
The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Statements of income.
Effective Interest Rate
The effective interest rate is determined at the time of initial recognition of financial assets and liabilities. It is the rate that equalizes the present value of all receipts and payments over the contractual term of the financial asset or liability to its appropriate book value.

21

Notes to the consolidated financial statements As of December 31, 2025 and 2024
To calculate the effective interest rate, the Group estimates cash flows taking into account all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the contract, transaction costs and all other premiums or discounts.
Income from financial instrument transactions is reflected based on the calculation of the effective interest rate, applied to the gross book value of the financial asset.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in note 7.
Expected Credit Loss
The Group prospectively assesses the expected credit loss associated with financial assets measured at amortized cost or fair value through other comprehensive income.
The provision for expected credit loss is recognized at each balance sheet date, and an expense is recognized in the Statements of income.
In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the provision for credit losses expense in the Statements of income and adjusts the fair value gains or losses recognized in other comprehensive income in equity.
Measurement of Expected Credit Loss
To measure expected credit loss, the following criteria are used:
•Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate;
•Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive;
•Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.
At each reporting date, the Group estimates the expected loss of its credit portfolio. Expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure to default (EAD):
•Probability of default (PD): The PD parameter indicates the probability of a customer defaulting within a given period of time calculated by internal assessment models. The PD is calculated taking into account the risk equivalent to a 12-month horizon, the risk associated with the total remaining term of the operation, or a 100% probability of default;
•Loss given default (LGD): The LGD expresses the percentage of loss in case of default, considering recovery efforts. The calculation is carried out taking into account the characteristics of the financial asset, as well as its guarantees and/or other relevant credit related characteristics; and

22

Notes to the consolidated financial statements As of December 31, 2025 and 2024
•Exposure to default (EAD): EAD is the expected value of the Group's exposure to customers at default which is used in estimating the expected loss. In the case of commitments or financial guarantees provided, the EAD incorporates the expected drawdown of these commitments or guarantees at the date of default.
To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; personal loans and business loans.
Subsequently, customers are classified into rating levels according to the PD associated with each one. For the PD estimation, customer behavior is considered, considering information from credit bureaus and internal historical data.
For the LGD estimate, an exercise period - asset recovery - of up to 60 months is considered, considering the nature of the operations. However, to calculate the recovered value, the loss of value over time is considered to measure the economic impacts on that asset.
The Group uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:
•Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;
•Stage 2: This stage is applied in the case of financial assets originated or acquired without credit recovery problems, which present a significant increase in risk since their initial recognition, without yet being credit-impaired. Inter assesses the risk of its financial assets based on absolute criteria (31 to 90 days of delay) and relative criteria that compare the current behavior score with the initial recognition score, taking into account variables such as default in other products and data market; and
•Stage 3: At this stage, the financial instrument is considered to be credit-impaired and has observable recovery problems due to one or more events that caused a loss. The Group identifies financial assets as credit-impaired based on assets overdue for more than 90 days or on indications that the debt will not be paid in full without activating financial guarantee. The provision for losses reflects expected losses due to credit risk over the residual life of the financial instrument.
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1 (low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.
To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.

23

Notes to the consolidated financial statements As of December 31, 2025 and 2024
The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis.
Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.
When there is no reasonable expectation of recovering a financial asset (generally when customers are overdue by more than 360 days or when the Group has been notified of the customer's death), a full write-down is carried out simultaneously with the reversal of the respective provision for expected loss, without a net impact on profit or loss. Subsequent recoveries of these amounts are recorded as gains in the Statements of income, under the heading Impairment of Financial Assets.
ii. Classification and Measurement of Financial Liabilities
Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:
Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.
Write-off and Modification of Financial Liabilities
The Group removes a financial liability from its balance sheet when it is extinguished, that is, when the obligation specified in the contract is amortized, settled, withdrawn, or cancelled. A change in the debt instrument or a substantial modification of the terms of a financial liability results in the removal of the original financial liability and the recognition of a new one.
iii. Derivatives
Derivatives are financial contracts whose value depends on one or more underlying assets or indices specified in the instrument. The main types used include: swaps, forward contracts, futures, options, and combinations of these instruments.
Financial instruments are measured at their fair value, which results in positive adjustments (gains) or negative adjustments (losses), also known as mark-to-market (MTM). These adjustments are recorded as assets when positive and as liabilities when negative.
The notional value represents only the basis for calculating cash flows and is recorded in off-balance sheet accounts.
Derivatives are used to protect the Group against various market risks, including interest rate risk, credit risk, inflation risk, exchange rate risk, as well as exposures related to commodities, stocks and certain indices.
Finally, it is worth mentioning that all derivative instruments are classified at fair value through profit or loss, except those that form part of formally designated hedging relationships, as presented in note 11.
iv. Accounting Hedge
The Group has chosen to continue applying the hedging requirements set out in IAS 39 – Financial Instruments: Recognition and Measurement as of December 31, 2025. However, it may adopt the requirements of IFRS 9 – Financial Instruments in future periods.

24

Notes to the consolidated financial statements As of December 31, 2025 and 2024
According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes, and depending on the nature of the hedged item, the method of recognizing fair value gains or losses will differ. All of the following conditions must be met for qualification as a hedge accounting instrument:
•At the inception of the hedge, there is a formal designation and documentation of the hedged instrument and object reflecting the group's risk management strategy;
•The hedge accounting must be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk;
•The effectiveness of the hedge must be reliably measured, ensuring that the fair value or cash flows of the hedged item adequately reflect the risk exposure. This effectiveness is monitored continuously over time and throughout all the periods for which it was designated.
There are three possible types of hedging based on IAS 39, as follows:
Fair Value Hedge
Inter&Co's fair value hedging strategies aim to protect exposure to changes in fair value, specifically in interest receipts related to recognized assets. The hedged item is adjusted to fair value, as are the derivatives contracted to protect them. Gains and losses from hedging instruments and hedged items are recognized simultaneously in profit or loss, reducing accounting volatility.
Cash Flow Hedge
Financial instruments classified in this category aim to reduce exposure to future changes in interest rates and exchange rates. The effective portion of the appreciations or depreciations of these instruments is recognized in a separate equity account, net of tax effects, and is only transferred to profit or loss in two situations: (i) in case of ineffectiveness of the hedge; or (ii) upon realization of the hedged item. The ineffective portion is recognized directly in the profit or loss.
Hedge of net investment in a foreign subsidiary
The financial instruments classified in this category aim to reduce exposure to exchange rate variations of investments abroad, whose functional currency is different from the national currency, which impacts the organization's profit or loss. The effective portion of the appreciations or depreciations of these instruments is recognized in a separate equity account, net of tax effects, and is only transferred to profit or loss in two situations: (i) ineffectiveness of the hedge; or (ii) in the sale or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in a profit or loss account.
Derivatives are used to protect the Group against various market risks, including interest rate risk, credit risk, inflation risk, exchange rate risk, as well as exposures related to commodities, stocks, and certain indices. Finally, it should be mentioned that all derivative instruments are classified at fair value through profit or loss, except those that form part of formally designated hedging relationships, as presented in Note 11.
v. Loan Commitments and Financial Guarantees
Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.

25

Notes to the consolidated financial statements As of December 31, 2025 and 2024
f. Non-current assets held for sale
Non-current assets held for sale include properties recovered from credit operations with customers, if there is an expectation that their carrying amount will be recovered primarily through sale rather than use. This condition is met only when the sale is highly probable and the non-current asset is available for immediate sale in its current condition, or if the cause of unavailability for immediate sale is not within the Company's control. Management must be committed to the sale, which, upon recognition, must be considered completed within one year from the classification date. The reclassification of the asset to this balance sheet item, when this condition is met, is carried out at its carrying amount or at its fair value less costs to sell, whichever is lower.
g.    Property and equipment
Recognition and measurement
Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.
The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, at each balance sheet date or when applicable.
Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Statements of income.
Subsequent expenditure
The cost of repairing or maintaining that does not represent a relevant increase in the asset’s ability to generate future economic benefits to Inter&Co is recognized in profit or loss as incurred. Items of property and equipment that are essential for its maintenance and operation, or that will increase its capability of generate future economic benefits, are recorded as part of its carrying amount as incurred.
Depreciation
Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.
The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data processing system and point of sales	5 years
The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.

26

Notes to the consolidated financial statements As of December 31, 2025 and 2024
h.    Intangible assets
Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the value of: (i) consideration transferred; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination carried out in stages, the fair value of the equity interest previously held by Inter&Co in the company, over the fair value of the identifiable net assets acquired.
Goodwill is not amortized, but it is assessed annually for impairment losses.
Customer relationships
Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.
Software
Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.
Software maintenance costs are recognized as an expense as incurred. Development costs, which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group, are recognized as intangible assets.
Directly attributable costs, which are capitalized as part of the software, include the cost of employees allocated to software development and an allocation of applicable overhead expenses. Costs also include borrowing costs incurred during the software development period.
Software development costs recognized as assets are amortized over their estimated useful life.
Development cost
The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the year of development of the software.
The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.
Amortization
The estimated useful lives of intangible asset items are as follows:

Description	Estimated useful lives
Internally developed software	3 to 10 years
Software and licenses	6 to 10 years
Amortization methods and useful lives are reviewed at each fiscal year end and adjusted as applicable.

27

Notes to the consolidated financial statements As of December 31, 2025 and 2024
i.    Impairment of non-financial assets
The procedure adopted for identifying indications of impairment of non-financial assets aims to ensure that the carrying amounts reflected in the financial statements are aligned with the recoverable amount of the assets, in accordance with the criteria established by IAS 36 - Impairment of Assets.
The analysis encompasses non-financial assets and is conducted through a periodic assessment aimed at identifying any indicators of impairment. This assessment includes aspects related to the asset's use, performance, suitability for its intended purpose, and conditions that may impact the expectation of future economic benefits. Whenever relevant indications are identified, the asset is subjected to an impairment test.
After the assessments are completed, the effects of the recoverability test are duly recorded in the accounting records and disclosed in the financial statements.
j.    Provisions
A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss.
Contingent liabilities are:
•A possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control;
•A present obligation stemming from past events that is not recognized because;
◦It is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
◦The amount of the obligation cannot be measured with sufficient certainty.
The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
◦The risks and uncertainties involved;
◦Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and
◦Future events that may change the amount required to settle the obligation.
Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.

28

Notes to the consolidated financial statements As of December 31, 2025 and 2024
k.    Employee benefits
Short-term employee benefits
Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
l.    Income tax and social contribution
Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.
The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.
Current taxes
Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted at the reporting date.
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Statements of income, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.
m.    Interest
Interest income and expense are calculated using the effective interest method for all financial instruments.
Changes in the fair value of derivative financial instruments that qualify for fair value hedging of interest rates are recorded as interest income or expense in the same line item in which changes in the fair value of the hedged items are recorded.

29

Notes to the consolidated financial statements As of December 31, 2025 and 2024
n.    Income from services and commissions
The Group recognize the revenue from services and fees using a five step model, according to IFRS 15, as follows:
•Step 1 - Identify the contract(s) with the customer;
•Step 2 - Identify the performance obligations in each contract;
•Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint;
•Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized; and
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).
The Group's main services and fees revenues are:
•Interchange fees: are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card;
•Asset management (management of third party resources): management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur;
•Bank fees: are primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount; and
•Commission and intermediation: revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
o.    Equity
Share capital
The class A and class B shares of the Company (Inter&Co Inc.) are classified in a specific group in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.
Basic and diluted earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, which excludes the average number of shares held in treasury.

30

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all potentially dilutive ordinary shares.
p.    Lease
As a lessor
The Group does not have significant leases as a lessor.
At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.
As a lessee
At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.
The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the incremental borrowing rate of Inter.
Inter determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.
The lease payments included in the lease liability measurement comprise the following:
•fixed payments;
•variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;
•amounts expected to be paid by Inter, according to the residual value guarantees;
•the price to exercise the purchase option, if Inter is reasonably certain to exercise such option; and
•payments of fines for lease termination, if the lease term reflects the exercise of the option of Inter to terminate the lease.
The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Inter estimate of the amount expected to be payable under a residual value guarantee, if Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

31

Notes to the consolidated financial statements As of December 31, 2025 and 2024
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Inter presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.
Lease of low-value assets and short term leases
The Group opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. Inter recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the Statements of income when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies; in addition to the initiative to offer BNPL (Buy Now Pay Later) operations to customers. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

32

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Segment information

	12/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	8,493,406	23,530	—	88,984	8,605,920	67,518	(34,962)	8,638,477
Interest expenses	(6,071,168)	(17,812)	—	—	(6,088,980)	(23,358)	135,210	(5,977,127)
Income from securities, derivatives and foreign exchange	3,363,378	93,190	11,375	60,021	3,527,964	309,129	(224,624)	3,612,469
Net interest income and income from securities, derivatives and foreign exchange	5,785,616	98,908	11,375	149,005	6,044,904	353,289	(124,376)	6,273,819

Net revenues from services and commissions	1,319,900	159,400	281,415	234,429	1,995,144	77,220	(64,269)	2,008,095
Expenses from services and commissions	(72,380)	(2)	(99,158)	(10,501)	(182,043)	(159)	—	(182,202)
Other revenues	301,501	188	41,037	34,517	377,243	204,435	(280,452)	301,226
Revenues	7,334,637	258,494	234,669	407,450	8,235,250	634,785	(469,097)	8,400,938

Impairment losses on financial assets	(2,412,372)	(321)	—	—	(2,412,693)	(3,660)	—	(2,416,353)
Administrative expenses	(2,048,945)	(89,889)	(17,012)	(72,330)	(2,228,176)	(26,964)	54,536	(2,200,604)
Personnel expenses	(821,938)	(82,257)	(26,350)	(61,795)	(992,340)	(107,670)	9,677	(1,090,333)
Tax expenses	(460,614)	(21,211)	(26,929)	(49,211)	(557,965)	(170,769)	—	(728,734)
Depreciation and amortization	(317,876)	(6,106)	(2,492)	(11,249)	(337,723)	(3,004)	—	(340,727)
Profit before income tax	1,272,892	58,710	161,886	212,865	1,706,353	322,718	(404,884)	1,624,187
Income tax	(81,143)	(17,473)	(53,705)	(74,275)	(226,596)	(270)	—	(226,866)

Net income attributable to shareholders of the company and non-controlling interests	1,191,749	41,237	108,182	138,589	1,479,757	322,448	(404,884)	1,397,321
Non-controlling interest	(8,779)	(5,270)	(43,273)	(27,984)	(85,306)	375	—	(84,931)
Net income attributable to shareholders of the company	1,182,970	35,967	64,909	110,606	1,394,451	322,823	(404,884)	1,312,390

	12/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	96,813,106	887,911	404,279	792,270	98,897,566	4,958,428	(5,244,476)	98,611,518
Total liabilities	88,927,374	436,771	154,114	688,430	90,206,689	1,146,080	(3,134,213)	88,218,556
Total equity	7,885,732	451,140	250,165	103,840	8,690,877	3,812,348	(2,110,263)	10,392,962

33

Notes to the consolidated financial statements As of December 31, 2025 and 2024

	12/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,985,979	11,400	—	82,275	5,079,654	66,397	(6,838)	5,139,213
Interest expenses	(3,360,985)	(11,772)	—	—	(3,372,757)	(5,769)	66,888	(3,311,638)
Income from securities, derivatives and foreign exchange	2,510,861	92,745	4,165	33,435	2,641,206	48,937	(60,974)	2,629,169
Net interest income and income from securities, derivatives and foreign exchange	4,135,855	92,373	4,165	115,710	4,348,103	109,565	(924)	4,456,744

Net revenues from services and commissions	1,236,722	135,281	196,399	178,720	1,747,122	35,579	(29,421)	1,753,280
Expenses from services and commissions	(73,881)	—	(58,854)	(10,685)	(143,420)	(10)	—	(143,430)
Other revenues	348,005	28,027	46,671	38,356	461,059	209,846	(337,334)	333,571
Revenues	5,646,701	255,681	188,381	322,101	6,412,864	354,980	(367,679)	6,400,165

Impairment losses on financial assets	(1,797,731)	—	—	—	(1,797,731)	(1,721)	—	(1,799,452)
Administrative expenses	(1,606,421)	(73,573)	(9,554)	(55,767)	(1,745,315)	(32,256)	8,516	(1,769,055)
Personnel expenses	(732,862)	(75,396)	(23,479)	(49,825)	(881,562)	(77,106)	20,907	(937,761)
Tax expenses	(306,839)	(17,538)	(20,910)	(56,193)	(401,480)	(75,557)	—	(477,037)
Depreciation and amortization	(190,890)	(6,123)	(1,756)	(9,750)	(208,519)	(310)	—	(208,829)
Income from equity interests ins associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	1,009,478	83,051	132,682	150,566	1,375,777	168,030	(338,256)	1,205,550
Income tax	(82,444)	(26,049)	(41,618)	(89,541)	(239,652)	6,943	—	(232,709)

Net income attributable to shareholders of the company and non-controlling interests	927,034	57,002	91,064	61,025	1,136,125	174,973	(338,256)	972,841
Non-controlling interest	(27,662)	(3,099)	(25,893)	(10,066)	(66,720)	1,011	—	(65,709)
Net income attributable to shareholders of the company	899,372	53,903	65,171	50,959	1,069,405	175,984	(338,256)	907,132

	12/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	75,160,755	834,510	339,776	566,010	76,901,051	2,240,421	(2,711,755)	76,429,717
Total liabilities	67,324,636	407,083	148,221	558,571	68,438,511	829,357	(1,910,458)	67,357,410
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

34

Notes to the consolidated financial statements As of December 31, 2025 and 2024
6.Financial risk management
The Group's risk management encompasses credit, market, liquidity, and operational risks. Risk management activities are carried out by independent and specialized structures, according to pre-defined policies and strategies, with the objective of identifying, measuring, monitoring, mitigating, and controlling exposure to financial and non-financial risks to which Inter is subject.
The model adopted by the Group is organized through governance bodies and committees supported by appropriate methodologies, models, and tools, seeking to ensure, among other things:
•Segregation of duties and independence between business and control areas;
•A dedicated risk management unit responsible for monitoring and reporting to the relevant authorities;
•Formalized management processes, with defined responsibilities and information flows;
•Clear norms, a structure of competencies and levels of authority compatible with the complexity of the operations;
•Defined limits and margins, aligned with risk appetite and strategic guidelines; and
•Adopting best market practices, seeking continuous improvement in management effectiveness.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the borrower's or counterparty's failure to meet their respective financial obligations under the agreed terms, or the devaluation of a credit contract resulting from an increased risk of default by the borrower, among other factors.
Financial instruments subject to credit risk undergo rigorous credit assessment prior to contracting, as well as throughout the term of the respective transactions. Credit analyses are based on the borrower's (or counterparty's) economic and financial capacity, behavior, including payment history, credit reputation, and the terms and conditions of the respective credit transaction, including terms, rates, and guarantees.
Loans and advances to customers, as presented in explanatory note 12, are mainly represented by operations of:
•Credit card: credit transactions related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without collateral;
•Real estate loans: loan and financing operations secured by real estate, with attached collateral;
•Personal loans: loan and payroll deduction card transactions, personal loans with and without collateral; and
•Agribusiness loans: Financing operations for the costs of rural production, investment, marketing and/or industrialization granted to rural producers, with or without collateral.
Mitigation of Exposure
In order to maintain exposures within the risk levels established by senior management, Inter&Co adopts measures to mitigate credit risk. Credit risk exposure is mitigated through the structuring of guarantees, adapting the level of risk to be incurred to the characteristics of the guarantees provided at the time of granting. Risk indicators are continuously monitored, and proposals for alternative mitigation methods are evaluated whenever the credit risk exposure behavior of any unit, region, product, or segment so requires. Additionally, credit risk mitigation occurs through product repositioning and adjustments to operational processes or transaction approval levels.

35

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Credit standards guide operational units and encompass, among other aspects, the classification, requirements, selection, evaluation, formalization, control, and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the loan cycle.
In 2025, there were no material changes in the nature of credit risk exposures, how they arise, or the Group's objectives, policies, and processes for managing them, although Inter&Co will continue to improve its internal risk management processes.
i.Concentration by economic sector
Below is presented the concentration by economic sector related to loans and advances to customers:

	12/31/2025	12/31/2024
Construction	2,080,490	1,612,420
Trade	1,658,824	1,341,976
Industries	1,385,398	1,125,596
Administrative activities	785,016	274,894
Financial activities	406,577	378,690
Agriculture	69,220	52,490
Other segments (a)	1,365,293	1,774,595
Business clients	7,750,818	6,560,661
Individual clients	40,500,362	29,035,632
Total	48,251,180	35,596,293
(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.
ii.Concentration of the portfolio
Below is presented the concentration of credit risk related to loans and advances to customers:

	12/31/2025		12/31/2024
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	184,344	0.38%	123,456	0.35%
10 largest debtors	1,014,930	2.10%	964,974	2.71%
20 largest debtors	1,540,450	3.19%	1,520,889	4.27%
50 largest debtors	2,477,816	5.14%	2,378,545	6.68%
100 largest debtors	3,383,310	7.01%	3,181,258	8.94%
Measurement
Measurement of credit risk to the Group is carried out considering the following:
•At the time of granting credit, an assessment of the Customer's financial situation is carried out through the application of qualitative and quantitative methods, in order to support the adequacy of the proposed risk exposure;
•The assessment is performed at the counterparty level, considering information on collateral, when applicable. Credit risk exposure is also measured in extreme scenarios, using stress techniques and analysis of macroeconomic conditions, considering Brazilian interest rates, unemployment rates, inflation rates, and economic activity index;
•The models used to determine the internal rating of customers and loans are periodically reviewed to ensure they reflect the expected loss expectations, as detailed in explanatory note 12. The estimate of expected losses on financial assets is divided into three categories (stages):
▪Stage 1: financial assets that have not shown a significant increase in credit risk;
▪Stage 2: financial assets that have shown a significant increase in credit risk; and

36

Notes to the consolidated financial statements As of December 31, 2025 and 2024
▪Stage 3: financial assets that have shown indications that they will not be fully honored under the originally agreed terms, or that are involved in bankruptcy proceedings, judicial reorganization, debt restructuring, or that require the execution of guarantees, and are therefore characterized as problematic assets.
•Payment delays in portfolios are monitored to identify trends or changes in credit behavior and allow for the adoption of mitigating measures when necessary;
•Expected credit loss reflects the risk level of loans and allows for monitoring and controlling the portfolio's exposure level and the adoption of risk mitigation measures;
•Expected credit loss is a forecast of the risk levels of the loan portfolio. Its calculation is based on the historical payment behavior and the portfolio's distribution by product and risk level. This is a fundamental contribution to the process of setting prices for loans and advances to customers;
•In addition to monitoring and measuring indicators under normal conditions, simulations of changes in the business environment and economic scenario are also carried out in order to predict the impact of such changes on risk exposure levels, provisions and the balance of these portfolios, and to support the process of reviewing exposure limits and credit risk policy; and
•Expected losses are calculated by multiplying the credit risk parameters, as follows:
▪Probability of Default (PD): this refers to the probability of the client defaulting on their agreed obligations, according to internal evaluation models based on statistical methodologies. These models consider client behavior, internal ratings, business segments, product characteristics and warranties, as well as financial information and qualitative analyses from experts;
▪Loss Given Default (LGD): this refers to the percentage of loss relative to exposure in cases of default events, considering recovery efforts. Internal evaluation models are based on statistical methodologies that take into account the characteristics of the operation, such as product and warranty; and
▪Exposure at Default (EAD): this refers to the book value of the exposure at the time the expected loss is estimated. In the case of credit commitments or receivables to be released, the EAD will include the expected value of converting these amounts into exposure on the part of the customers.
b.Description of guarantees
Potential losses related to financial instruments are mitigated by the use of various types of real guarantees, formalized through legal instruments. The evaluation/re-evaluation of the effectiveness of the guarantees is carried out at least once every twelve months, considering the characteristics of the asset given as collateral, its market value, and the legal security of the contracts.
The main forms of collateral are: term deposits; financial investments and securities; residential and commercial real estate and vehicles, including commercial instruments such as promissory notes, checks and credit card invoices. Among the guarantees and sureties, bank guarantees stand out.
Payroll loans, substantially represented by payroll-deducted credit cards and personal loans, are deducted directly from borrowers' pensions, income, or salaries and settled directly by the entity responsible for making these payments (a private company or government agency). Credit cards generally do not have collateral.

37

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Guarantees of real estate loans and financing
Real Estate Loan Portfolio Guarantees are substantially constituted by the financed property. The following table demonstrates the value of loans secured by real estate, segregated by Loan to Value (LTV). LTV is the ratio between the value of a loan and the value of the financed asset. A higher LTV may signal greater risk for the lender, as it indicates a lower participation of the borrower's own capital in the transaction.

	12/31/2025	12/31/2024
Less than or equal to 30%	2,565,053	1,680,479
Greater than 30% and less than or equal to 50%	4,432,991	3,384,141
Greater than 50% and less than or equal to 70%	6,646,170	4,552,068
Greater than 70% and less than or equal to 90%	2,415,905	1,375,696
Greater than 90%	134,603	257,803
Total	16,194,722	11,250,187
c.Liquidity risk
Liquidity risk represents the possibility that the Group may not be able to efficiently meet its financial obligations, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by clients. This risk also covers scenarios in which Inter&Co may face difficulties in negotiating the sale of assets at market prices, either due to the significant volume relative to usual transactions, or due to market disruptions or dysfunctions.
Liquidity risk is managed institutionally through a governance structure, with responsibilities clearly distributed among the Board of Directors, the Assets and Liabilities Committee (ALCO), the Risk Committee, and the Risk Management Officer (CRO). The latter has the specific responsibility of continuously monitoring and tracking liquidity risk.
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent any extrapolation of established limits. Management comprehensively covers Inter&Co's cash inflows and outflows, allowing for the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is performed daily, with follow-up conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically evaluates available liquidity risk information, including:
•Mismatch between assets and liabilities;
•Concentration of the 10 largest investors;
•Net Funding;
•Liquidity limits;
•Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of Liquidity Ratio; and
•Reports with information on positions held by Inter and its subsidiaries.
The structure considers the internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, Term Deposits, Savings, Agribusiness Credit Notes (LCA), Real Estate Notes with Real Guarantee (LCI), Guaranteed Real Estate Notes (LIG), Financial Letter (LF) and Demand Deposits.
The group observes and utilizes the information presented on note 6.d as a component for monitoring liquidity risk.

38

Notes to the consolidated financial statements As of December 31, 2025 and 2024
As of December 31, 2025, there were no material changes in the nature of liquidity risk exposures, monitoring methodology, internal policies, or the Group's processes for managing them. Nevertheless, the Group continues improve its internal risk management processes.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	12/31/2025	12/31/2024
Financial assets
Cash and cash equivalents	8	3,801,513	—	—	—	—	3,801,513	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	—	—	—	4,600,218	6,194,960
Deposits at Central Bank of Brazil		7,867,658	—	—	—	—	7,867,658	5,285,402
Securities, net of provisions for expected credit losses	10	612,626	1,602,869	3,120,725	15,945,794	7,728,309	29,010,323	23,899,551
Derivative financial assets	11	55,195	2,806	914	—	—	58,915	563
Loans and advances to customers, net of provisions for expected credit losses	12.a	1,256,767	5,864,069	9,408,528	8,329,862	20,391,878	45,251,104	33,327,355
Other assets (a)	15	—	162,091	—	120,238	369,479	651,808	513,081
Total		18,193,977	7,631,835	12,530,167	24,395,894	28,489,666	91,241,539	70,329,306

Financial liabilities
Deposits from customers (b)	16	19,882,715	2,714,755	5,222,151	27,063,463	—	54,883,084	42,803,229
Deposits from banks	17	14,517,220	21,412	47,072	—	—	14,585,704	11,319,577
Securities issued	18	287,004	2,788,361	2,213,720	7,772,061	1,065,998	14,127,144	9,890,219
Derivative financial liabilities	11	4,149	48,538	271	1,156	—	54,114	70,048
Borrowing and on-lending	19	—	—	285,089	532,054	352	817,495	128,924
Other liabilities (c)	22	—	—	4,633	113,917	—	118,550	113,690
Total		34,691,088	5,573,066	7,772,936	35,482,651	1,066,350	84,586,091	64,325,687

Asset/Liability Difference (d)		(16,497,111)	2,058,769	4,757,231	(11,086,757)	27,423,316	6,655,448	6,003,619
(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity;
(c) Composed of financial liabilities from leases, as per explanatory note 22.b; and
(d) The mismatches observed arise from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations on the Group's effective liquidity position.
The group observes and utilizes this information as a component for monitoring liquidity risk

39

Notes to the consolidated financial statements As of December 31, 2025 and 2024
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (due to be settled within 12 months of the reporting date) and non-current financial liabilities (due to be settled more than 12 months after the reporting date):

		12/31/2025
	Note	Current	Non-current	Total
Financial assets
Cash and equivalents	8	3,801,513	—	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	4,600,218
Deposits at Central Bank of Brazil		7,867,658	—	7,867,658
Securities, net of provisions for expected credit losses	10	5,336,220	23,674,103	29,010,323
Derivative financial assets	11	58,915	—	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	16,529,364	28,721,740	45,251,104
Other assets (a)	15	162,091	489,717	651,808
Total		38,355,979	52,885,560	91,241,539

Financial liabilities
Deposits from customers (b)	16	27,819,621	27,063,463	54,883,084
Deposits from banks	17	14,585,704	—	14,585,704
Securities issued	18	5,289,085	8,838,059	14,127,144
Derivative financial liabilities	11	52,958	1,156	54,114
Borrowings and on-lending	19	285,089	532,406	817,495
Other liabilities (c)	22	4,633	113,917	118,550
Total		48,037,090	36,549,001	84,586,091
(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

40

Notes to the consolidated financial statements As of December 31, 2025 and 2024

		12/31/2024
	Note	Current	Non-current	Total
Financial assets
Cash and cash equivalents	8	1,108,394	—	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	6,194,960	—	6,194,960
Deposits at Central Bank of Brazil		5,285,402	—	5,285,402
Securities, net of provisions for expected credit losses	10	5,379,079	18,520,472	23,899,551
Derivative financial assets	11	563	—	563
Loans and advances to customers, net of provisions for expected credit losses	12	15,686,443	17,640,912	33,327,355
Other assets	15	—	513,081	513,081
Total		33,654,841	36,674,465	70,329,306

Financial liabilities
Deposits from customers	16	25,942,634	16,860,595	42,803,229
Deposits from banks	17	11,319,577	—	11,319,577
Securities issued	18	6,427,756	3,462,463	9,890,219
Derivative financial liabilities	11	70,003	45	70,048
Borrowings and on-lending	19	111,806	17,118	128,924
Other liabilities	22	1,011	112,679	113,690
Total		43,872,787	20,452,900	64,325,687
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of transactions subject to fluctuations in exchange rates, interest rates, share prices and commodity prices.
At the Group, market risk management's main objective is to support business areas by establishing processes and implementing the necessary tools to assess and control related risks. This framework enables the measurement and monitoring of risk levels according to guidelines established by senior management.
Market risk management is monitored daily, with regular monitoring conducted by the Assets and Liabilities Committee (ALCO). Market risk controls enable analytical assessment of information and are constantly being refined. The Institution and its subsidiaries have been continually improving internal risk management and mitigation practices.
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity.
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.

41

Notes to the consolidated financial statements As of December 31, 2025 and 2024
The value-at-risk for the Trading Book positions are as follows:

Risk factor - R$ thousands	12/31/2025	12/31/2024
IPCA Coupon (a)	5,370	13,738
Fixed rate	401	3,951
USD Coupon	5,734	2,675
Foreign currencies	18,740	28,036
Share price	70	193
Subtotal	30,314	48,593

Diversification effects (correlation)	12,270	24,539
Value-at-Risk	18,044	24,054
VaR over assets	0.02%	0.03%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV).
The VaR of the banking portfolio are as follows:

Risk factor - R$ thousands	12/31/2025	12/31/2024
IPCA Coupon (a)	869,347	976,186
Fixed rate	74,245	116,296
TR Coupon (b)	34,499	53,790
Others	294,141	181,069
Subtotal	1,272,232	1,327,341

Diversification effects (correlation)	325,523	347,688
Value-at-Risk	946,709	979,653
VarR over assets	0.96%	1.28%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).
a.Sensitivity analysis
To determine the sensitivity of the Group's economic value position to market movements, we calculate the delta of the marked-to-market value (MTM) of assets and liabilities in different scenarios, considering the relevant risk factors, during the analyzed period. We present the results that would negatively affect our positions, according to each scenario:
•Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•Scenario 2: shocks of 25% variation were determined in the curves and market prices; and
•Scenario 3: shocks of 50% variation were determined in the curves and market prices.
It is important to note that the impacts reflect a static view of the portfolio, and that market dynamics and portfolio composition cause these positions to change continuously and do not necessarily reflect the position shown here. The group has a continuous market risk monitoring process, and in case of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

42

Notes to the consolidated financial statements As of December 31, 2025 and 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,638)	increase	(914,806)	increase	(1,648,619)
Fixed rate	increase	(4,362)	increase	(1,379,571)	increase	(2,590,233)
TR coupon (b)	increase	(511)	increase	(122,128)	increase	(208,431)
USD coupon	decrease	(46)	decrease	(8,085)	decrease	(16,369)
Others	decrease	(2,554)	decrease	(63,843)	decrease	(127,687)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
Fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	decrease	(1,912)	decrease	(628)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
b.Operational risk
Policy
Inter considers the management of operational risks strategic for the success, transparency, and longevity of its business. The adoption of best practices is essential for its sustainability and growth.
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.
For payment activities, the clauses include:
I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions;
II - failures in the identification and authentication of the end user in a payment transaction;
III - failures in the authorization of payment transactions; and
IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

43

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Operational Risk Management
The operational risk management structure, including technological and cyber risks, promotes an organizational culture focused on prevention and effective risk management. This approach encompasses a forward-looking view to anticipate future risks and a historical perspective to analyze trends and patterns of losses.
These procedures are supported by market tools, best practices based on international frameworks, a RAS (Risk Appetite Statement) approved by the Board of Directors, as well as a internal controls system, independently evaluated for their effectiveness and execution, in order to ensure compliance with the risk appetite limits defined by the Company.
7.Fair value of financial assets and liabilities
Financial instruments are classified into the following measurement categories:
•Fair value through profit or loss (FVTPL);
•Fair value through other comprehensive income (FVOCI); and
•Amortized cost.
The measurement of the fair value of a financial asset or liability is classified into one of three approaches based on the type of information used for valuation, known as fair value hierarchy levels:
•Level 1 – Includes financial instruments whose fair values are based on quoted (unadjusted) prices in active markets for identical assets or liabilities.
An active market is one in which transactions for the measured asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 – It includes assets and liabilities that do not have prices directly available in active markets, and are priced using conventional or internal models.
The methodology used for measuring financial assets and liabilities classified as "Level 2" employs observable information for the asset or liability at market: (i) quoted prices of similar items in an active market; (ii) identical items in an inactive market; or (iii) other information extracted from related markets.
•Level 3 – It utilizes unobservable information for the asset or liability, allowing the application of internal models and techniques.
The following table presents the composition of financial instruments according to their accounting classification: fair value through profit or loss (FVPL), fair value through other comprehensive income (FVOCI), and amortized cost. It also shows the carrying amounts and fair values of the financial instruments, including their levels in the fair value hierarchy. Inter does not include fair value information for financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

44

Notes to the consolidated financial statements As of December 31, 2025 and 2024
a.Fair value through profit or loss (FVTPL) - Hierarchy Levels

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Securities issued by financial institutions	—	672,512	—	672,512
Investment funds shares	258,626	280,559	—	539,185
Brazilian government securities	485,596	—	—	485,596
Bonds and shares issued by non-financial companies	—	297,752	—	297,752
Securities issued abroad	29,148	—	—	29,148
Derivative financial assets	—	58,915	—	58,915
Total	773,370	1,309,738	—	2,083,108

Financial liabilities
Derivative financial liabilities	—	54,114	—	54,114
Total	—	54,114	—	54,114

	12/31/2024
Financial assets	Level 1	Level 2	Level 3	Fair Value
Securities issued by financial institutions	15,987	374,000	—	389,987
Investment funds shares	199,891	93,322	—	293,213
Brazilian government securities	432,316	32,081	—	464,397
Bonds and shares issued by non-financial companies	—	226,237	—	226,237
Derivative financial assets	—	563	—	563
Total	648,194	726,203	—	1,374,397

Financial liabilities
Derivative financial liabilities	—	70,048	—	70,048
Total	—	70,048	—	70,048
b. Fair value through other comprehensive income (FVOCI) - Hierarchy Levels

	12/31/2025
Financial instruments	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	20,298,248	—	—	20,298,248
Securities issued abroad	993,494	2,741,439	—	3,734,933
Bonds and shares issued by non-financial companies	—	581,390	—	581,390
Securities issued by financial institutions	—	107,671	—	107,671
Total	21,291,742	3,430,500	—	24,722,242

	12/31/2024
Financial instruments	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	16,183,821	—	—	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102
Bonds and shares issued by non-financial companies	—	33,880	—	33,880
Investment funds shares	—	706,022	—	706,022
Securities issued by financial institutions	—	158,713	—	158,713
Total	16,413,025	4,499,513	—	20,912,538

45

Notes to the consolidated financial statements As of December 31, 2025 and 2024
c.Financial instruments that are not measured at fair value - Hierarchy Levels
The table below shows the book and fair values of financial instruments that were not presented at fair value in the balance sheet, as well as their categorization by hierarchical levels.

	12/31/2025
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	45,007,406	45,007,406	45,251,104
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,595,148	4,595,148	4,600,218
Deposits at Central Bank of Brazil	—	—	—	7,867,658	7,867,658
Cash and equivalents	—	—	—	3,801,513	3,801,513
Brazilian government securities	1,184,277	—	—	1,184,277	1,301,136
Securities issued abroad	—	405,523	—	405,523	405,523
Rural product certificate	—	—	558,471	558,471	557,229
Total	1,184,277	405,523	50,161,025	63,419,996	63,784,381

Financial Liabilities
Deposits from customers	—	54,911,778	—	54,911,778	54,883,084
Deposits from banks	—	14,585,740	—	14,585,740	14,585,704
Securities issued	—	14,174,392	—	14,174,392	14,127,144
Borrowings and on-lending	—	817,495	—	817,495	817,495
Total	—	84,489,405	—	84,489,405	84,413,427

	12/31/2024
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	33,078,786	33,078,786	33,327,355
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	6,192,419	6,192,419	6,194,960
Deposits at Central Bank of Brazil	—	—	—	5,285,402	5,285,402
Cash and equivalents	—	—	—	1,108,394	1,108,394
Brazilian government securities	1,047,312	—	—	1,047,312	1,189,489
Rural product certificate	—	—	424,850	424,850	423,690
Total	1,047,312	—	39,696,055	47,137,163	47,529,290

Financial Liabilities
Deposits from customers	—	42,804,543	—	42,804,543	42,803,229
Deposits from banks	—	11,319,577	—	11,319,577	11,319,577
Securities issued	—	9,874,012	—	9,874,012	9,890,219
Borrowings and on-lending	—	128,924	—	128,924	128,924
Total	—	64,127,056	—	64,127,056	64,141,949
Loans and advances to customers, Loans and advances to financial institutions and Rural product certificates, net of provision: Fair value is estimated for groups of loans with similar financial and risk characteristics, net of provision. It is calculated by discounting the projected cash flows of principal and interest to maturity, using a rate proportional to the risk associated with the estimated cash flows. The assumptions related to cash flows and discount rates are determined using market-available information and credit risk assessments associated with the customers.
Required reserves at the Central Bank of Brazil and cash and cash equivalents: The carrying amount of these instruments approximates their fair value.
Brazilian government bonds: Market-quoted prices are the best indicators of the fair values of these financial instruments.

46

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Securities and Bonds Issued Abroad: Market-quoted prices are the best indicators of the fair values of these financial instruments, and can be priced using conventional or internal models, with inputs obtained directly or constructed from observations of active markets, or even generated by statistical and mathematical models.
Other Financial Assets/Liabilities: The carrying amounts of these instruments closely approximate their fair values.
Deposits with customers, deposits with financial institutions, and issued securities: These are calculated by discounting the estimated cash flows using market interest rates.
During the fiscal year ended December 31, 2025, there were no changes in the measurement method for financial instruments that resulted in the reclassification of financial assets and liabilities between different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2025	12/31/2024
Cash and equivalents in foreign currency	2,891,189	770,623
Cash and equivalents in national currency	247,183	212,573
Reverse repurchase agreements (a)	663,141	125,198
Total	3,801,513	1,108,394
(a) Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was made, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	12/31/2025	12/31/2024
Loans to financial institutions (a)	4,313,571	5,586,520
Interbank deposit investments	267,305	579,720
Interbank on-lending	20,553	33,920
Expected credit loss (a)	(1,211)	(5,200)
Total	4,600,218	6,194,960
(a) Refers substantially to the anticipation of receivables.

47

Notes to the consolidated financial statements As of December 31, 2025 and 2024
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	12/31/2025	12/31/2024
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	12,088,911	10,637,587
National treasury bills (LTN)	4,405,497	1,814,818
National treasury notes (NTN)	3,803,839	3,731,416
Securities issued abroad	3,734,933	3,830,102
Commercial promissory notes	562,765	593,027
Certificates of real estate receivables	69,351	49,853
Certificates of agricultural receivables	38,320	63,141
Debentures	18,626	33,880
Investment fund shares (a)	—	158,714
Subtotal	24,722,242	20,912,538

Amortized cost
National treasury notes (NTN)	704,788	671,839
National treasury bills (LTN)	596,348	517,650
Rural product bill	557,229	423,690
Securities issued abroad	405,523	—
Subtotal	2,263,888	1,613,179

Fair value through profit or loss - FVTPL
Investment fund shares	539,184	293,216
Certificates of real estate receivables	496,569	227,337
Financial treasury bills (LFT)	483,983	451,424
Commercial promissory notes	160,728	25,069
Debentures	137,024	125,192
Certificates of agricultural receivables	122,382	83,368
Securities issued abroad	29,148	—
Bank deposit certificates	22,619	101,043
Financial bills (LF)	18,276	—
Development bills of credit	5,625	—
Agribusiness credit bills (LCA)	5,535	36,709
National treasury notes (NTN)	1,614	28,960
Real estate credit bills (LCI)	1,506	1,516
Subtotal	2,024,193	1,373,834

Total	29,010,323	23,899,551
(a) Previously classified as FVOCI and transferred to FVTPL in the current fiscal year. The change was made to reflect management strategy and there was no impact on the result as a result of the transfer.

As of December 31, 2025, the expected loss on securities totaled R$ 46,717, broken down as follows: R$ 28,259 (60.5%) in stage 1, R$ 4,981 (10.7%) in stage 2, and R$ 13,477 (28.8%) in stage 3 (As of December 31, 2024, the expected loss totaled R$ 53,770, broken down as follows: R$ 30,487 (56.7%) in stage 1, R$ 11,297 (21.0%) in stage 2, and R$ 11,986 (22.3%) in stage 3).
Inter&Co classifies R$ 27,066,513 (93.3%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil). For this reason, no provisions for expected credit loss are made for this portion (As of December 31, 2024 totaled R$ 21,667,810 (92.7%)).
The remaining R$ 1,952,810 (6.7%) of the portfolio corresponds to assets that have inherent credit risk, and are therefore subject to assessment for the establishment of provisions (As of December 31, 2024 totaled R$ 1,698,105 (7.3%)).

48

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Credit risk securities are classified as follows: R$ 2,124,821 (77.1%) in stage 1, R$ 75,862 (2.8%) in stage 2 and R$ 17,956 (0.7%) in stage 3 (As of December 31, 2024 were classified: R$ 1,618,185 (6.9%) in stage 1, R$ 54,986 (0.2%) in stage 2 and R$ 24,934 (0.1%) in stage 3).
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	12/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,001,238	3,226,917	8,905,899	4,130,580	7,457,608	24,722,242
Financial treasury bills (LFT)	7,053	17,979	5,560,970	1,766,182	4,736,727	12,088,911
National treasury bills (LTN)	—	426,846	1,052,186	934,293	1,992,172	4,405,497
National treasury notes (NTN)	—	2,045	1,963,930	1,297,121	540,743	3,803,839
Securities issued abroad	992,815	2,742,118	—	—	—	3,734,933
Commercial promissory notes	488	—	297,608	104,056	160,613	562,765
Certificates of real estate receivables	220	32,543	19,344	5,589	11,655	69,351
Certificates of agricultural receivables	446	568	11,568	10,040	15,698	38,320
Debentures	216	4,818	293	13,299	—	18,626

Amortized cost	93,279	222,697	1,323,217	624,695	—	2,263,888
National treasury notes (NTN)	—	—	185,700	519,088	—	704,788
National treasury bills (LTN)	—	—	540,540	55,808	—	596,348
Rural product bill	93,279	222,697	191,454	49,799	—	557,229
Securities issued abroad	—	—	405,523	—	—	405,523

Fair value through profit or loss - FVTPL	618,372	173,717	574,396	387,007	270,701	2,024,193
Investment fund shares	539,184	—	—	—	—	539,184
Certificates of real estate receivables	35	151,933	55,605	138,836	150,160	496,569
Financial treasury bills (LFT)	43,260	543	388,952	51,228	—	483,983
Commercial promissory notes	—	—	25,081	135,647	—	160,728
Debentures	124	1,869	45,150	25,035	64,846	137,024
Certificates of agricultural receivables	264	2,618	40,987	30,395	48,118	122,382
Securities issued abroad	29,148	—	—	—	—	29,148
Bank deposit certificates	5,405	11,467	5,057	448	242	22,619
Financial bills (LF)	—	2,907	9,465	—	5,904	18,276
Development bills of credit	—	289	—	5,336	—	5,625
Agribusiness credit bills (LCA)	323	1,215	3,990	7	—	5,535
National treasury notes (NTN)	—	32	76	75	1,431	1,614
Real estate credit bills (LCI)	629	844	33	—	—	1,506
Total	1,712,889	3,623,331	10,803,512	5,142,282	7,728,309	29,010,323

49

Notes to the consolidated financial statements As of December 31, 2025 and 2024

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Debentures	1,104	5,167	135	14,777	12,697	33,880
Investment fund shares	—	—	7,251	31,049	120,414	158,714

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650
Rural product bill	—	159,232	250,626	13,832	—	423,690

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Investment fund shares	288,707	—	4,509	—	—	293,216
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Commercial promissory notes	—	—	—	25,069	—	25,069
Debentures	27,854	168	9,176	11,604	76,390	125,192
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
National treasury notes (NTN)	—	—	135	—	28,825	28,960
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551
11.Derivative financial instruments
The accounting policy on Derivatives is presented in Note 4, item e.
Inter&Co engages in derivatives trading to meet its own needs and those of its clients, aiming to reduce exposure to market risks, exchange rate fluctuations, and interest rate variations.
These operations encompass various types of derivatives, such as forward contracts, futures, swaps, options, and credit derivatives.
Forward contracts: These are traded over-the-counter, where the purchase or sale of financial or non-financial instruments occurs on a specific future date, at a pre-agreed price.
The main objective of using forward contracts is to mitigate market risks arising from Inter's exposure and to meet client demands. Forward contracts consider the purchase or sale of a specific asset based on a pre-agreed price, with settlement on a future date.
Futures contracts: These are standardized contracts, traded on the stock exchange, that establish the purchase or sale of financial or non-financial instruments on a future date, at a fixed price.
The Group's objective in using futures contracts is to mitigate: (i) risks arising from exchange rate-linked exposures, including investments abroad; and (ii) risks arising from the mismatch between interest rates of active positions and funding rates.

50

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Swap contracts: These are contracts that involve the exchange of cash flows or returns between two parties, over a specified period, based on different indexers (such as interest rates, exchange rates, or commodity prices).
The swaps were carried out to mitigate the market risk associated with the mismatch between the indexers of the mortgage loan portfolio and the indexers of the funding portfolio. As of December 31, 2024, Inter had passive contracts indexed to IGP-M, with margin deposits and recognized at their fair value in the period's results.
Options contracts: These are contracts that grant the purchaser, through the payment of a premium, the right to buy or sell financial or non-financial assets/liabilities at a predetermined price during a specified period.
a.Derivative financial instruments – fair value

	Assets		Liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Swap (adjustments to be received/paid)	286	—	1,209	5,463
Options (prizes received/paid)	11	—	8	—

Futures Contracts (adjustments to receive/to pay)	54,575	35	3,824	46
Forward Contracts (adjustments to receive/to pay)	4,043	528	49,073	64,539
Total	58,915	563	54,114	70,048
Derivatives include transactions that mature in D+1.

51

Notes to the consolidated financial statements As of December 31, 2025 and 2024
b.Derivative financial instruments - (Notional, index and term)

	Up to 3 months	3 months to 1 year	1 year to 3 years	3 years to 5 years	Above 5 years	12/31/2025	12/31/2024
Swap contracts	—	37,141	13,244	5,950	—	56,335	13,500
Interbank Market	—	31,639	—	—	—	31,639	—
Foreign Currency	—	—	13,244	5,950	—	19,194	—
Pre (CDS)	—	5,502	—	—	—	5,502	—
IGP-M	—	—	—	—	—	—	13,500

Buy Positions	536,502	143,869	27,507	20,813	8,872	737,563	2,719,142
Options contracts	1,769	213	—	—	—	1,982	—
Put Options (IDI)	1,769	213	—	—	—	1,982	—

Future contracts	396,482	22,726	27,507	20,813	8,872	476,400	2,718,614
Currency Exchange Rate Coupon	108,517	20,915	—	—	—	129,432	—
Foreign Currency	44,065	—	—	—	—	44,065	—
Interbank Market	243,900	1,811	27,507	20,813	8,872	302,903	2,701,201
IPCA Coupon	—	—	—	—	—	—	17,413

Forward contracts	138,251	120,930	—	—	—	259,181	528
Foreign Currency	138,251	120,930	—	—	—	259,181	528

Sales Positions	4,973,575	1,630,690	3,971,214	2,713,251	2,896,530	16,185,260	12,507,888
Options contracts	1,677	193	—	—	—	1,870	—
Purchase Put Option (IDI)	1,677	193	—	—	—	1,870	—

Future contracts	3,980,981	1,558,848	3,971,214	2,713,251	2,896,530	15,120,824	11,319,949
Currency Exchange Rate Coupon	265,706	42,792	25,835	—	—	334,333	57,427
Foreign Currency	2,793,673	—	—	—	—	2,793,673	1,562,698
Interbank Market	297,499	779,287	1,397,614	789,491	821,846	4,085,737	5,822,421
IPCA Coupon	624,103	736,769	2,547,765	1,923,760	2,074,684	7,907,081	3,877,403

Forward contracts	990,917	71,649	—	—	—	1,062,566	1,187,939
Foreign Currency	990,917	71,649	—	—	—	1,062,566	1,187,939

Total	5,510,077	1,811,700	4,011,965	2,740,014	2,905,402	16,979,158	15,240,530
c.Types of margin offered as collateral for derivative financial instruments
The value of the margins given as collateral was R$ 3,204,286 (R$ 1,967,701 as of 12/31/2024), consisting mainly of government bonds.
d.Hedge accounting - exposure
The accounting policy regarding Hedge Accounting is presented in explanatory note 4.
Inter&Co has a risk management strategy through hedging operations to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, implemented in accordance with the strategy and purpose of the structure. These may include: (i) Cash Flow Hedge, (ii) Fair Value Hedge, and (iii) Foreign Investment Hedge.
In this context, part of the result of the structure may be recognized directly in the Statements of income or in Other Comprehensive Income under Equity, net of tax effects, and transferred to the Statements of income in the event of ineffectiveness or liquidation of the hedge structure.

52

Notes to the consolidated financial statements As of December 31, 2025 and 2024
i.Cash Flow Hedge

	Hedge Instruments (b)			Hedge Object (b)
Strategy	Nominal value	Fair value (equity balances)	Variation in the value used to calculate ineffectiveness	Nominal value	Variation in fair value used to calculate impairment
As of December, 31, 2025	954,085	(47,268)	(52,167)	992,815	52,517
Securities issued abroad (a)	954,085	(47,268)	(52,167)	992,815	52,517

As of December 31, 2024	1,247,403	(64,539)	(64,824)	1,166,742	65,585
Securities issued abroad (a)	1,247,403	(64,539)	(64,824)	1,166,742	65,585
(a) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and no periodic interest payments; and
(b) The object is being presented in the heading securities and marketable assets, net of provisions for expected losses, the instrument is being presented in the heading derivative financial instruments of the balance sheet. The effect of the result is demonstrated in the heading net interest income and income from securities, derivatives and foreign exchange, in the consolidated Statements of income.
Banco Inter executed a cash flow hedge operation for supplier payment that began on January 31, 2025, and ended on December 31, 2025. The gross result of this operation was R$ 2,130 in 2025, and R$ 1,171 net of taxes.
ii.Fair Value Hedge
Below, we present the effects of hedging accounting on Inter&Co's financial position and performance:

	Hedge Instruments (c)			Hedge Object (c)
Strategy	Nominal value	Fair value (equity balances)	Adjustment to gross fair value recorded in profit or loss	Nominal value	Adjustment to gross fair value recorded in profit or loss
As of December, 31, 2025	10,550,092	3,103	(182,666)	10,549,957	185,229
Credit operation hedging (a)	2,936,800	(658)	(140,971)	2,936,665	139,973
Hedge of mortgage lending transactions (b)	7,613,292	3,761	(41,695)	7,613,292	45,256

As of December 31, 2024	6,641,295	18,190	563,288	6,546,418	(575,411)
Credit operation hedging (a)	3,218,086	9,218	343,477	3,165,012	(352,122)
Hedge of mortgage lending transactions (b)	3,423,209	8,972	219,811	3,381,406	(223,289)
(a) The hedging instrument used is the DI Future Rate. The hedged object covers loan portfolios, including FGTS withdrawal advances and payroll loans;
(b) The hedging instrument used is DAP and SWAP. The hedged object covers the mortgage loan portfolio; and
(c) The object is being presented under the heading "loans and advances to customers, net of provisions for expected losses," and the instrument is being presented under the heading "derivative financial instruments" in the balance sheet. The effect of the result is shown in the heading "net interest and derivatives income" in the consolidated Statements of income.
iii.Foreign Investment Hedge

	Hedge Instruments			Hedge Object
Strategy	Nominal value	Fair value (equity balances)	Adjustment to gross fair value recorded in profit or loss	Nominal value	Adjustment to gross fair value recorded in profit or loss
As of December, 31, 2025	1,208,839	18,426	134,565	1,205,001	(132,360)
Investments abroad (a)	1,208,839	18,426	134,565	1,205,001	(132,360)

As of December 31, 2024	1,331,593	(3,505)	155,206	1,337,803	(134,597)
Investments abroad (a)	1,331,593	(3,505)	155,206	1,337,803	(134,597)
(a) The hedging instrument used is the dollar futures contract. The object of the hedge is the investments in subsidiaries (Cayman, Payments and Inter&Co) abroad.

53

Notes to the consolidated financial statements As of December 31, 2025 and 2024
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	12/31/2025		12/31/2024
Credit card	15,262,178	31.63%	11,799,890	33.15%
Real estate loans	16,194,722	33.56%	11,250,187	31.60%
Personal loans	12,113,979	25.11%	8,236,791	23.14%
Business loans	4,293,595	8.90%	3,968,591	11.15%
Agribusiness loans	386,706	0.80%	340,834	0.96%
Total	48,251,180	100.00%	35,596,293	100.00%

Provision for expected credit losses	(3,000,076)		(2,268,938)

Net balance	45,251,104		33,327,355
b.Breakdown by maturity

	12/31/2025	12/31/2024
Overdue by 1 day or more	5,315,262	3,949,602
To fall due in up to 3 months	4,576,699	3,807,585
To fall due between 3 to 12 months	12,413,149	9,242,130
To fall due in more than 12 months	25,946,070	18,596,976
Total	48,251,180	35,596,293

54

Notes to the consolidated financial statements As of December 31, 2025 and 2024
c.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	10,330,639	(2,059,872)	(4,344)	953,890	11	(3,939,625)	—	7,958,020	13,238,719
Real estate loans	10,196,928	(2,749,864)	(54,611)	1,904,999	27,313	(1,313,109)	—	6,710,051	14,721,707
Personal loans	7,389,879	(896,366)	(81,871)	365,517	306,207	(2,672,050)	—	6,643,332	11,054,648
Business loans	3,887,678	(253,434)	(6,504)	97,848	—	(7,475,653)	—	7,947,542	4,197,477
Agribusiness loans	340,834	(8,798)	(743)	—	—	(391,678)	—	447,091	386,706
Total	32,145,958	(5,968,334)	(148,073)	3,322,254	333,531	(15,792,115)	—	29,706,036	43,599,257

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	281,503	(953,890)	(1,983,034)	2,059,872	3,317	(1,867,666)	—	3,052,606	592,708
Real estate loans	835,131	(1,904,999)	(871,454)	2,749,864	123,379	(108,391)	—	(17,046)	806,484
Personal loans	257,816	(365,517)	(456,076)	896,366	43,127	(149,933)	—	10,205	235,988
Business loans	44,090	(97,848)	(134,442)	253,434	4,805	(9,893)	—	(14,203)	45,943
Agribusiness loans	—	—	(5,047)	8,798	—	(3,751)	—	—	—
Total	1,418,540	(3,322,254)	(3,450,053)	5,968,334	174,628	(2,139,634)	—	3,031,562	1,681,123

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	1,187,748	(11)	(3,317)	4,344	1,983,034	(410,419)	(1,370,682)	40,054	1,430,751
Real estate loans	218,128	(27,313)	(123,379)	54,611	871,454	(306,416)	(2,876)	(17,678)	666,531
Personal loans	589,096	(306,207)	(43,127)	81,871	456,076	(418,467)	(352,827)	816,928	823,343
Business loans	36,823	—	(4,805)	6,504	134,442	(23,983)	(43,213)	(55,593)	50,175
Agribusiness loans	—	—	—	743	5,047	(5,753)	—	(37)	—
Total	2,031,795	(333,531)	(174,628)	148,073	3,450,053	(1,165,038)	(1,769,598)	783,674	2,970,800

Consolidated					Opening balance at 01/01/2025	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card					11,799,890	(6,217,710)	(1,370,682)	11,050,680	15,262,178
Real estate loans					11,250,187	(1,727,916)	(2,876)	6,675,327	16,194,722
Personal loans					8,236,791	(3,240,450)	(352,827)	7,470,465	12,113,979
Business loans					3,968,591	(7,509,529)	(43,213)	7,877,746	4,293,595
Agribusiness loans					340,834	(401,182)	—	447,054	386,706
Total					35,596,293	(19,096,787)	(1,769,598)	33,521,272	48,251,180

55

Notes to the consolidated financial statements As of December 31, 2025 and 2024

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	8,073,708	(1,054,480)	(17)	87,965	5,099	(3,708,957)	—	6,927,321	10,330,639
Real estate loans	7,931,469	(1,668,387)	(756)	995,158	738	(1,315,562)	—	4,254,268	10,196,928
Personal loans	6,533,589	(565,236)	(988)	191,527	162	(2,608,266)	—	3,839,091	7,389,879
Business loans	3,829,413	(151,932)	—	30,545	—	(9,906,660)	—	10,086,312	3,887,678
Agribusiness loans	738,126	—	—	—	—	(784,809)	—	387,517	340,834
Total	27,106,305	(3,440,035)	(1,761)	1,305,195	5,999	(18,324,254)	—	25,494,509	32,145,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	405,996	(87,965)	(2,074,372)	1,054,480	—	(1,335,185)	—	2,318,549	281,503
Real estate loans	515,047	(995,158)	(721,566)	1,668,387	476,245	(92,913)	—	(14,911)	835,131
Personal loans	317,462	(191,527)	(447,409)	565,236	83,657	(554,117)	—	484,514	257,816
Business loans	10,200	(30,545)	(78,128)	151,932	3,787	(8,528)	—	(4,628)	44,090
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—
Total	1,252,146	(1,305,195)	(3,324,938)	3,440,035	563,689	(1,990,743)	—	2,783,546	1,418,540

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	981,573	(5,099)	—	17	2,074,372	(546,766)	(1,317,366)	1,017	1,187,748
Real estate loans	137,052	(738)	(476,245)	756	721,566	(136,123)	(22,505)	(5,635)	218,128
Personal loans	287,693	(162)	(83,657)	988	447,409	(191,843)	(244,125)	372,793	589,096
Business loans	16,141	—	(3,787)	—	78,128	(1,911)	(16,704)	(35,044)	36,823
Agribusiness loans	3,391	—	—	—	3,463	—	(6,854)	—	—
Total	1,425,850	(5,999)	(563,689)	1,761	3,324,938	(876,643)	(1,607,554)	333,131	2,031,795

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card					9,461,277	(5,590,908)	(1,317,366)	9,246,887	11,799,890
Real estate loans					8,583,568	(1,544,598)	(22,505)	4,233,722	11,250,187
Personal loans					7,138,744	(3,354,226)	(244,125)	4,696,398	8,236,791
Business loans					3,855,754	(9,917,099)	(16,704)	10,046,640	3,968,591
Agribusiness loans					744,958	(784,809)	(6,854)	387,539	340,834
Total					29,784,301	(21,191,640)	(1,607,554)	28,611,186	35,596,293

56

Notes to the consolidated financial statements As of December 31, 2025 and 2024
d.Analysis of changes in expected credit losses by stage
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	427,310	(541,770)	(3,264)	145,245	—	—	658,717	686,238
Real estate loans	61,494	(116,289)	(5,621)	18,457	106	—	102,541	60,688
Personal loans	81,172	(184,254)	(53,930)	16,298	25,743	—	272,354	157,383
Business loans	10,640	(17,137)	(1,244)	374	—	—	31,106	23,739
Agribusiness loans	6,993	(568)	(119)	—	—	—	(1,779)	4,527
Total	587,609	(860,018)	(64,178)	180,374	25,849	—	1,062,939	932,575

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	172,247	(145,245)	(1,497,320)	541,770	2,082	—	1,214,088	287,622
Real estate loans	49,709	(18,457)	(115,991)	116,289	1,307	—	(7,036)	25,821
Personal loans	56,509	(16,298)	(307,041)	184,254	11,683	—	115,083	44,190
Business loans	4,670	(374)	(41,152)	17,137	54	—	23,183	3,518
Agribusiness loans	—	—	(784)	568	—	—	216	—
Total	283,135	(180,374)	(1,962,288)	860,018	15,126	—	1,345,534	361,151

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	970,797	—	(2,082)	3,264	1,497,320	(1,370,682)	67,626	1,166,243
Real estate loans	66,626	(106)	(1,307)	5,621	115,991	(2,876)	(80,759)	103,190
Personal loans	441,441	(25,743)	(11,683)	53,930	307,041	(352,827)	206,254	618,413
Business loans	17,276	—	(54)	1,244	41,152	(43,213)	6,967	23,372
Agribusiness loans	(1)	—	—	119	784	—	(903)	(1)
Total	1,496,139	(25,849)	(15,126)	64,178	1,962,288	(1,769,598)	199,185	1,911,217

Consolidated					Opening balance at 01/01/2025	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card					1,570,354	(1,370,682)	1,940,431	2,140,103
Real estate loans					177,829	(2,876)	14,746	189,699
Personal loans					579,122	(352,827)	593,691	819,986
Business loans					32,586	(43,213)	61,256	50,629
Agribusiness loans					6,992	—	(2,466)	4,526
Total					2,366,883	(1,769,598)	2,607,658	3,204,943

57

Notes to the consolidated financial statements As of December 31, 2025 and 2024

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	408,412	(540,829)	(14)	18,833	625	—	540,283	427,310
Real estate loans	49,930	(147,150)	(129)	26,583	5	—	132,255	61,494
Personal loans	106,635	(153,309)	(278)	5,769	6	—	122,349	81,172
Business loans	12,859	(20,803)	—	188	—	—	18,396	10,640
Agribusiness loans	11,122	—	—	—	—	—	(4,129)	6,993
Total	588,958	(862,091)	(421)	51,373	636	—	809,154	587,609

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	225,771	(18,833)	(1,461,697)	540,829	—	—	886,177	172,247
Real estate loans	39,710	(26,583)	(141,662)	147,150	34,980	—	(3,886)	49,709
Personal loans	89,687	(5,769)	(313,309)	153,309	10,325	—	122,266	56,509
Business loans	789	(188)	(20,153)	20,803	295	—	3,124	4,670
Agribusiness loans	947	—	(1,661)	—	—	—	714	—
Total	356,904	(51,373)	(1,938,482)	862,091	45,600	—	1,008,395	283,135

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	708,986	(625)	—	14	1,461,697	(1,317,366)	118,091	970,797
Real estate loans	44,092	(5)	(34,980)	129	141,662	(22,505)	(61,767)	66,626
Personal loans	208,043	(6)	(10,325)	278	313,309	(244,125)	174,267	441,441
Business loans	6,231	—	(295)	—	20,153	(16,704)	7,891	17,276
Agribusiness loans	1,628	—	—	—	1,661	(6,854)	3,564	(1)
Total	968,980	(636)	(45,600)	421	1,938,482	(1,607,554)	242,046	1,496,139

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card					1,343,169	(1,317,366)	1,544,551	1,570,354
Real estate loans					133,732	(22,505)	66,602	177,829
Personal loans					404,365	(244,125)	418,882	579,122
Business loans					19,879	(16,704)	29,411	32,586
Agribusiness loans					13,697	(6,854)	149	6,992
Total					1,914,842	(1,607,554)	2,059,595	2,366,883

58

Notes to the consolidated financial statements As of December 31, 2025 and 2024
13.Property and equipment
a.Breakdown of property and equipment

		12/31/2025			12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	301,451	(85,165)	216,286	240,957	(28,659)	212,298
Right of use	4% - 10%	145,504	(39,018)	106,486	110,823	(9,796)	101,027
Buildings	4%	53,680	(19,028)	34,652	50,359	(15,175)	35,184
Data processing systems	20%	34,400	(14,773)	19,627	30,461	(13,608)	16,853
Construction in progress		4,353	—	4,353	4,580	—	4,580
Total		539,388	(157,984)	381,404	437,180	(67,238)	369,942
b.Changes in property and equipment

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition	63,553	31,785	1,779	4,874	1,408	103,399
Write-offs	(974)	(3,275)	(74)	(935)	(19)	(5,277)
Contractual adjustment	—	6,170	—	—	—	6,170
Depreciation	(56,506)	(29,221)	(3,853)	(1,165)	—	(90,745)
Exchange rate changes	(2,085)	—	—	—	—	(2,085)
Transfers	—	—	1,616	—	(1,616)	—
Balance as of December 31, 2025	216,286	106,486	34,652	19,627	4,353	381,404

Balance as of December 31, 2023	25,138	108,680	28,166	3,542	2,020	167,546
Addition	49,162	1,813	9,489	13,555	2,515	76,534
Write-offs	(3,263)	(14,303)	—	—	—	(17,566)
Contractual adjustment	—	5,440	—	—	—	5,440
Depreciation	(16,500)	(603)	(4,279)	(244)	—	(21,626)
Exchange rate changes	3,622	—	—	—	—	3,622
Business combination	154,139	—	1,808	—	45	155,992
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942

59

Notes to the consolidated financial statements As of December 31, 2025 and 2024
14.Intangible assets
a.Breakdown of intangible assets

		12/31/2025			12/31/2024
	Annual amortization rate	Historical cost	Accumulated amortization	Carrying Amount	Historical cost	Accumulated amortization	Carrying Amount
Goodwill		785,577	—	785,577	798,275	—	798,275
Intangible assets in progress		499,531	—	499,531	460,783	—	460,783
Development costs	20%	806,722	(326,937)	479,785	530,228	(204,850)	325,378
Right of use	17%	763,978	(509,195)	254,783	628,654	(381,765)	246,889
Customer portfolio	20%	13,965	(9,702)	4,263	13,965	(9,237)	4,728
Total		2,869,773	(845,834)	2,023,939	2,431,905	(595,852)	1,836,053
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition	—	317,238	37	143,219	—	460,494
Write-offs	(12,036)	(1,434)	(599)	(7,895)	—	(21,964)
Transfers	—	(277,056)	277,056	—	—	—
Amortization	—	—	(122,087)	(127,430)	(465)	(249,982)
Exchange rate changes	(662)	—	—	—	—	(662)
Balance as of December 31, 2025	785,577	499,531	479,785	254,783	4,263	2,023,939

Balance as of December 31, 2023	635,735	288,045	241,711	173,217	6,596	1,345,304
Addition	—	310,570	17,117	99,996	—	427,683
Write-offs	—	(7,269)	—	(120)	—	(7,389)
Transfers	—	(146,777)	152,293	(5,516)	—	—
Amortization	—	—	(85,743)	(97,772)	(1,868)	(185,383)
Business combination	162,540	16,214	—	77,084	—	255,838
Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053

60

Notes to the consolidated financial statements As of December 31, 2025 and 2024
15.Other assets

	12/31/2025	12/31/2024
Financial	651,808	513,080
Commissions and bonus receivable (a)	287,904	211,871
Premium or discount on transfer of financial assets	201,813	216,790
Advance on exchange contract	113,625	1,226
Amount receivable from the sale of investments	48,466	83,194
Non-Financial	2,798,533	1,973,065
Recoverable taxes	911,323	630,457
Prepaid expenses (b)	510,205	505,127
Investment properties (c)	280,406	—
Sundry debtors (d)	164,096	267,636
Unbilled services provided	125,012	115,243
Non-financial assets held for sale	41,190	54,582
Advances to third parties	32,727	23,369
Early settlement of credit operations	9,846	4,039
Pending settlements (e)	7,293	49,342
Others	716,435	323,270
Total	3,450,341	2,486,145
(a) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(b) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(c) Investment properties refer to assets of investment funds whose objective is the sale of participation quotas to clients. These properties were acquired on August 19, 2025, by Inter Oportunidade Imobiliária Fundo de Investimento, for a total value of R$ 261,000. The entity adopted the fair value model for measurement, as permitted by International Accounting Standard IAS 40 – Investment Property. The fair value was determined and recorded in December 2025, based on market evidence obtained through an appraisal conducted by independent and qualified professionals, resulting in an amount of R$ 280,406 (explanatory note 4). The result of the appraisal is being disclosed in explanatory note 25, and the rental income in the amount of R$ 4,929 is being disclosed in explanatory note 27;
(d) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit; and
(e) Pending settlements: refers mainly to settlement balances receivable from B3.
16.Deposits from customers

	12/31/2025	12/31/2024
Time deposits	51,292,542	39,228,575
Savings deposits	1,599,609	1,883,432
Demand deposits	1,376,606	1,415,427
Creditors by resources to release	614,327	275,795
Total	54,883,084	42,803,229
17.Deposits from banks

	12/31/2025	12/31/2024
Payables with credit card network	11,373,973	8,956,528
Securities sold under agreements to repurchase	3,023,399	1,725,852
Others	188,332	637,197
Total	14,585,704	11,319,577
18.Securities issued

	12/31/2025	12/31/2024
Real estate credit bills	11,163,760	9,182,632
Financial bills	1,245,287	185,017
Real estate guaranteed credit bills	1,194,836	337,952
Agribusiness credit bills	523,261	184,618
Total	14,127,144	9,890,219

61

Notes to the consolidated financial statements As of December 31, 2025 and 2024
19.Borrowings and on-lending

	12/31/2025	12/31/2024
Obligations for loans abroad (a)	607,343	—
Onlending obligations - Tesouro Funcafé (b)	169,267	104,400
Others	40,885	24,524
Total	817,495	128,924
(a) Loans obtained between Jan/25 and Dez/25 (with rates between 5.6% and 5.9% p.a.); and
(b) Refers to rural credit operations with Funcafé (with rates between 13,0% and 14,5 p.a.).
20.Tax liabilities

	12/31/2025	12/31/2024
Income tax and social contribution	675,438	462,501
PIS/COFINS	65,455	46,627
INSS/FGTS	32,510	23,070
Others	42,124	42,231
Total	815,527	574,429
21.Provisions and contingent liabilities

	12/31/2025	12/31/2024
Provision for expected credit losses on loan commitments (a)	204,867	97,945
Provision for legal and administrative proceedings	55,463	53,792
Provision for financial guarantees	5,125	3,525
Total	265,455	155,262
(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions for legal an administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to legal proceedings of a fiscal nature (tax and social security), labor, and civil matters. The respective provisions were established taking into consideration current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, jurisprudence, past experience, and other relevant criteria that allow for the most adequate estimation possible.
i.Labor lawsuits
These are legal actions whose objective is to obtain compensation of a labor nature. The provisioned amounts refer, for the most part, to proceedings that discuss potential labor rights, such as claims for overtime pay and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average ticket of concluded labor lawsuits, considering the total value of finalized proceedings divided by the amount effectively disbursed over the last 36 months.
ii.Civil lawsuits
These claims primarily seek compensation for material and moral damages related to the Group's products and services, including declaratory and compensatory actions, issues concerning compliance with limits for payroll deductions for borrowers, requests for document submission, and contract review actions. Inter&Co's provisioning methodology for these contingencies is based on calculating the average value of completed civil lawsuits, obtained by dividing the total value of settled cases by the amount actually paid in the last 24 months.

62

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	6,423	49,616	56,039
Payments	(6,693)	(47,675)	(54,368)
Balance at December 31, 2025	13,654	41,809	55,463

Balance at December 31, 2023	5,982	33,386	39,368
Provisions, net of (reversals and write-offs)	5,494	38,862	44,356
Payments	(2,919)	(32,720)	(35,639)
Business combination (a)	5,367	340	5,707
Balance at December 31, 2024	13,924	39,868	53,792
(a) As part of the acquisition of Inter Pag Instituição de Pagamento S.A (formerly Granito), Inter&Co recognized a labor provision of R$ 5,367 and a civil provision of R$ 340.
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (regarding expenses considered non-deductible) requiring the collection of income tax and social contribution amounts relating to the calendar years 2008 to 2009. As of December 31, 2025, the amount at risk of the action totals R$ 32,147 (December 31, 2024: R$ 30,312), while the total amount of the action corresponds to R$ 67,145 (December 31, 2024: R$ 63,301).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in COFINS calculation basis, there was discussion about the expansion of the calculation basis for said contribution promoted by paragraph 1 of article 3 of Law No. 9,718/98.
In 2005, Inter obtained a favorable final court decision (res judicata) from the Federal Supreme Court that ensured the financial institution's right to collect COFINS based only on service revenue, instead of total revenue which would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or performed payment of the obligation. In 2006, through a favorable decision from the Federal Supreme Court and express consent from the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use credits, for amounts previously overpaid, against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in COFINS calculation basis.
After the publication of Law 12,973/14, Inter modified its procedures to include financial revenues in COFINS calculation basis, so that the taxable events involved in Inter's discussions all predate the law.
Currently, the application of res judicata is being discussed in a specific legal action that ensured Inter's right not to collect COFINS on its financial revenues, such that the Federal Supreme Court ruling in Theme 372 does not directly affect Inter's discussions. As of December 31, 2025, the amount at risk of the action totals R$ 73,000 (December 31, 2024: R$ 68,738), while the total amount of the action corresponds to R$ 163,268 (December 31, 2024: R$ 153,760).

63

Notes to the consolidated financial statements As of December 31, 2025 and 2024
22.Other liabilities
a.Lease liabilities

	12/31/2025	12/31/2024
Payments to be processed (a)	1,965,076	1,896,283
Social and statutory provisions	229,465	206,392
Lease liabilities (Note 22.b)	118,550	113,690
Pending settlements (b)	108,383	50,202
Other liabilities	207,636	116,365
Total	2,629,110	2,382,932
(a)    The balance is substantially composed of: (i) credit operation installments to be transferred; (ii) payment orders to be settled; (iii) suppliers to be paid; and (iv) fees to be paid; and
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5.
b.Lease liabilities
The changes in lease liabilities in the year ended December 31, 2025 and December 31, 2024.

Balance at December 31, 2024	113,690
New contracts	1,223
Payments	(34,872)
Accrued interest	38,509
Ending balance at December 31, 2025	118,550

Balance at December 31, 2023	120,395
New contracts	1,813
Payments	(36,993)
Accrued interest	28,475
Ending balance at December 31, 2024	113,690
c.    Lease maturity
The maturity of the lease liabilities as of December 31, 2025 and December 31, 2024 is as follows:

	12/31/2025	12/31/2024
Up to 1 year	4,633	1,011
From 1 year to 5 years	113,917	10,584
Above 5 years	—	102,095
Total	118,550	113,690
23.Equity
a.Composition of share capital - Number of shares

Date	Class A	Class B	Total
12/31/2025	324,284,558	117,037,105	441,321,663
12/31/2024	322,664,816	117,037,105	439,701,921
As of December 31, 2025, Inter & Co, Inc.'s authorized share capital is US$ 50,000, divided into 20,000,000,000 shares with a nominal value of US$ 0.0000025 each, being (i) 10,000,000,000 Class A ordinary shares, (ii) 5,000,000,000 Class B ordinary shares, and (iii) 5,000,000,000 regardless of class, with rights designated by the Company's Board of Directors regardless of class. Inter & Co, Inc.'s paid-in share capital is R$ 13 as of December 31, 2025 (December 31, 2024: R$ 13).

64

Notes to the consolidated financial statements As of December 31, 2025 and 2024
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million eight hundred thousand) Class A ordinary shares. The offering was priced on January 18, 2024 at US$4.40 (R$ 21.74) per share and the final settlement of the offering occurred on February 20, 2024, resulting in gross proceeds of R$ 823,036 and equity issuance costs of R$ 38,768. This movement is classified in capital reserves.
In 2025, a total of 1.619.742 new Class A ordinary shares were issued, intended for beneficiaries of our incentive plans.
b.Reserves
As of December 31, 2025, the reserves amounted to R$ 10,971,176 (December 31, 2024: R$ 9,793,992).
c.Other comprehensive income
As of December 31, 2025, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of R$ (801,600) (December 31, 2024: R$ (898,830)), an amount composed of the net value of financial assets measured at FVOCI, the result from cash flow hedges, foreign exchange adjustment of foreign subsidiary, and the respective tax effects.
d.Dividends and interest on equity
On February 26, 2025, Inter&Co Inc. made dividend payments to the amount R$ 203,593 to its shareholders. During 2025, the amount of R$ 40,103 was distributed to non-controlling shareholders.
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	12/31/2025	12/31/2024
Profit (loss) of controllers	1,312,390	907,132
Average number of shares outstanding	440,227,707	435,927,486
Basic earnings per share (R$)	2.98	2.08
Diluted earnings per share (R$)	2.96	2.07
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing net income attributable to the controlling shareholder by the weighted average number of shares of each class outstanding during the periods.
As of December 31, 2025, Inter & Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from granted shares of share-based payment plans, with a weighted average quantity of 3,744,730 (December 31, 2024: 3,048,026).
f.Non-controlling interest
As of December 31, 2025, the non-controlling interests balance is R$ 223,373 (December 31, 2024: R$ 177,132).
g.Reflex reserve
As of December 31, 2025, the reflex reserve is R$ 56,708 (December 31, 2024: R$ 43,074). The reflex reserve is composed primarily of share-based payments settled with equity instruments of Banco Inter.
h.    Treasury shares
As of December 31, 2025, there were no treasury shares.

65

Notes to the consolidated financial statements As of December 31, 2025 and 2024
24.Net interest income

	12/31/2025	12/31/2024
Interest income
Personal loans	2,447,331	1,040,255
Credit card	1,997,184	1,478,234
Real estate loans	1,889,846	1,080,761
Prepayment of receivables	791,786	418,724
Business loans	571,431	567,088
Amounts due from financial institutions	379,823	338,955
Others	561,076	215,196
Total	8,638,477	5,139,213

Interest expenses
Term deposits	(3,736,253)	(1,994,191)
Funding in the open market	(1,933,456)	(1,044,916)
Others	(307,418)	(272,531)
Total	(5,977,127)	(3,311,638)
The interest income presented above are calculated using the effective interest method.
25.Income from securities, derivatives and foreign exchange

	12/31/2025	12/31/2024
Income from securities	3,331,154	2,007,869
Fair value through other comprehensive income	2,802,117	1,671,056
Fair value through profit or loss	512,996	298,832
Amortized cost	16,041	37,981
Income from Derivatives	145,044	546,713
Forward contracts	(74,536)	40,987
Futures contracts and swaps (a)	219,580	505,726
Revenue foreign exchange	136,271	74,588
Total	3,612,469	2,629,170
(a) Mark-to-market adjustments of the hedged item offset the hedge accounting derivatives results.
26.Net revenues from services and commissions

	12/31/2025	12/31/2024
Interchange	1,349,906	1,131,024
Commission and brokerage fees	831,142	785,976
Fund management and investment fees	157,144	124,128
Banking and credit operations	48,181	108,135
Other	60,333	90,813
Inter Loop (a)	(165,404)	(126,234)
Cashback expenses (b)	(273,207)	(360,562)
Total	2,008,095	1,753,280

(a)    This refers to a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can redeem them for benefits, discounts, products or services; and
(b)     These refer to amounts paid to customers as incentives for purchasing or using products.

66

Notes to the consolidated financial statements As of December 31, 2025 and 2024
27.Other revenues

	12/31/2025	12/31/2024
Card network revenue	156,717	81,740
Performance fees (a)	41,574	73,650
Revenue from sale of goods	26,293	24,245
Capital Gains/(Losses)	(23,547)	55,538
Others	100,189	153,936
Total	301,226	333,571
(a)     Consists substantially of the results from the commercial agreement between Inter and B3, Liberty and Sompo, which offer performance bonuses as agreed targets are achieved.
28.Impairment losses on financial assets

	12/31/2025	12/31/2024
Impairment expense for loans and advances to customers	(2,607,658)	(2,059,595)
Recovery of written-off credits assets	209,644	282,160
Others	(18,339)	(22,017)
Total	(2,416,353)	(1,799,452)
29.Administrative expenses

	12/31/2025	12/31/2024
Data processing and information technology	(1,033,603)	(797,626)
Third party services and financial system services	(492,717)	(424,819)
Advertising and marketing	(284,998)	(234,989)
Provisions for contingencies	(56,039)	(49,120)
Rent, condominium fee and property maintenance	(53,200)	(69,313)
Insurance expenses	(17,615)	(13,131)
Others	(262,432)	(180,058)
Total	(2,200,604)	(1,769,055)
30.Personnel expenses

	12/31/2025	12/31/2024
Salaries	(532,981)	(461,421)
Benefits	(381,674)	(325,601)
Social security charges	(166,980)	(141,958)
Others	(8,698)	(8,781)
Total	(1,090,333)	(937,761)
31.Tax expenses

	12/31/2025	12/31/2024
PIS/COFINS	(446,760)	(313,956)
Taxes on JCP (Interest on Equity)	(152,470)	(74,771)
ISSQN	(70,839)	(59,929)
Others	(58,665)	(28,382)
Total	(728,734)	(477,037)

67

Notes to the consolidated financial statements As of December 31, 2025 and 2024
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	12/31/2025	12/31/2024
Current income tax and social contribution expenses
Current year	(531,717)	(443,806)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	232,742	184,863
Adjustment of financial assets to fair value	22,585	3,704
Other temporary differences	8,101	(74,962)
Provision for contingencies	814	7,112
Tax losses carried forward	(3,611)	90,380
Others	44,220	—
Total deferred income tax and social contribution	304,851	211,097
Total income tax	(226,866)	(232,709)
b.Reconciliation of effective rate current income tax expenditure

	12/31/2025	12/31/2024
Profit before income tax	1,624,187	1,205,550
Income tax and social contribution - (45%) (a)	(730,884)	(542,498)

Tax effect of:
Dividend paid as interest on equity	200,582	105,351
Non-taxable income (non-deductible expenses) net	113,665	62,027
Investments in affiliated and jointly controlled companies	100,310	46,578
Others	89,461	95,833
Total income tax	(226,866)	(232,709)

Effective tax rate	(14)%	(19)%

Total deferred income tax and social contribution	304,851	211,097
Total income tax and social contribution expenditure	(531,717)	(443,806)
(a)    Banco Inter's results represent the largest impact on the total amount of taxes, therefore we present the 45% rate, which is the nominal rate currently in effect for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2024	Constitution	Realization	12/31/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	225,190	(2,093)	1,038,776
Adjustment of financial assets to fair value	442,773	355,275	(434,265)	363,783
Tax losses carried forward	336,535	15,541	(19,152)	332,924
Hedge accounting	39,187	46,953	—	86,140
Provision for contingencies	24,831	24,478	(23,664)	25,645
Other temporary differences	46,049	62,283	(46,049)	62,283
Subtotal	1,705,054	729,720	(525,223)	1,909,551
Hedge accounting	(11,357)	(106,564)	11,357	(106,564)
Capital gains from assets in business combinations	(17,356)	(244)	3,917	(13,683)
Tax credits net of deferred tax liabilities (a)	1,676,341	622,912	(509,949)	1,789,304

Deferred tax liabilities
Sundry deferred liabilities	(32,790)	(8,133)	—	(40,923)
Subtotal	(32,790)	(8,133)	—	(40,923)

Total net deferred tax assets (liabilities) (b)	1,643,551	614,779	(509,949)	1,748,381
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
(b)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

68

Notes to the consolidated financial statements As of December 31, 2025 and 2024

	12/31/2023	Constitution	Business combination	Realization	12/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	815,679	—	(630,817)	815,679
Adjustment of financial assets to fair value	137,729	430,131	—	(125,087)	442,773
Tax losses carried forward	164,831	138,521	81,393	(48,210)	336,535
Hedge accounting	—	39,187	—	—	39,187
Provision for contingencies	17,720	24,801	—	(17,690)	24,831
Other temporary differences	82,438	40,854	5,195	(82,438)	46,049
Subtotal	1,033,535	1,489,173	86,588	(904,242)	1,705,054
Hedge accounting	(27,902)	16,545	—	—	(11,357)
Capital gains from assets in business combinations	(4,637)	(19,754)	—	7,035	(17,356)
Tax credits net of deferred tax liabilities (a)	1,000,996	1,485,964	86,588	(897,207)	1,676,341

Deferred tax liabilities
Sundry deferred liabilities	—	(32,790)	—	—	(32,790)
Subtotal	—	(32,790)	—	—	(32,790)

Total net deferred tax assets (liabilities) (b)	1,000,996	1,453,174	86,588	(897,207)	1,643,551
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
(b)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to Inter's management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$ 15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

69

Notes to the consolidated financial statements As of December 31, 2025 and 2024
Changes in the options of each plan for the period ended December 31, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted		Expired/Cancelled	Exercised	12/31/2025
2018	71,999		—		—	71,999	—
2020	2,443,088		—		25,350	195,075	2,222,663
2022	2,644,725		—		120,075	203,100	2,321,550
Total	5,159,812		—		145,425	470,174	4,544,213
Weighted average price of the shares	R$	18.15	R$	—	R$ 16,55	R$ 15,89	R$ 18,43

Grant Date	12/31/2023	Granted		Expired/Cancelled	Exercised	12/31/2024
2018	115,799	—		—	43,800	71,999
2020	2,519,138	—		8,325	67,725	2,443,088
2022	2,815,750	—		77,125	93,900	2,644,725
Total	5,450,687	—		85,450	205,425	5,159,812
Weighted average price of the shares	R$ 17,98	R$	—	R$ 16,08	R$ 14,56	R$ 18,15
The fair value of the 2020 plan were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

2020
Strike price	21.50
Risk-free rate	9.98%
Duration of the strike (years)	7
Expected annualized volatility	64.28%
Fair value of the option at the grant/share date:	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended December 31, 2025, R$ 7,507 in employee benefit expenses were recognized (December 31, 2024: R$ 28,792).
a.2) Share-based payment related to Inter & Co Payments Inc., acquisition
In the context of Inter's acquisition of Inter & Co Payments, Inc., it was established that part of the payments to the acquired Company's senior executives would be effected through the conversion of Inter & Co Payments, Inc.'s share-based payment plan, with an amendment providing that the stock options could be exercised for Inter&Co Class A shares and/or Inter&Co restricted Class A shares, as applicable, in lieu of Inter & Co Payments, Inc. shares. Given the terms and conditions of the agreement executed between the parties, the expenses related to the granted options were treated as share-based payment expense recognized over the vesting period of the options and contingent upon the continued employment of such key management personnel.
All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.

70

Notes to the consolidated financial statements As of December 31, 2025 and 2024
All call options granted under the Inter & Co Payments, Inc. share-based payment plan, migrated to Inter & Co, were exercised and the shares were fully transferred to the beneficiary key executives by October 31, 2025, the total number of these shares is 489,386.
Due to the completion of the aforementioned transactions, the Inter & Co Payments, Inc. share-based payment plan has been finalized and terminated.
For the period ending on December 31, 2025, the amount of R$ 3,798 (December 31, 2024: R$ 17,993) was recognized as employee benefit expenses in the statement of income of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide to these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of December 31, 2025, 190,000 granted RSUs had expired and 1,524,000 RSUs had been exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of December 31, 2025, 159,000 granted RSUs had expired and 988,250 RSUs had been exercised.
Until December 31, 2025, the Company granted 2,412,522 restricted stock units (RSUs) under the Omnibus Incentive Plan, with vesting schedules of 25% blocks, to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of December 31, 2025, 145,666 RSUs granted had expired and 539,071 RSUs had been exercised.

71

Notes to the consolidated financial statements As of December 31, 2025 and 2024
See table below:

12/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	1.0	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	2.0	4.0	15,000	—
02/01/2024	25%	R$25.22	2.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	60,000
04/26/2024	25%	R$26.27	2.0	4.0	1,795,000	812,750
06/04/2024	25%	R$30.35	2.0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	3.0	4.0	30,000	—
09/04/2024	25%	R$40.39	2.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	3.0	4.0	1,850,000	1,320,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	135,535
02/24/2025	25%	R$28.03	3.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3.0	4.0	302,000	212,250
10/06/2025	25%	R$47.14	3.0	3.0	30,000	22,500
Total					6,683,022	3,137,035

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2.0	4.0	2,140,500	963,500
11/01/2023	25%	R$22.99	3.0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3.0	4.0	10,000	7,500
04/01/2024	25%	R$29.11	3.0	4.0	120,000	95,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,305,000
06/04/2024	25%	R$30.35	3.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	2.0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4.0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250
In the year ended December 31, 2025, the amount of R$ 73,198 (December 31, 2024: R$ 30,290) was recognized as employee benefit expenses in statement of income the Company.

72

Notes to the consolidated financial statements As of December 31, 2025 and 2024
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets	2,936	4,101	17,121	5,914	811,314	754,975	831,371	764,990
Loans and advances to customers	2,936	4,101	17,121	5,914	811,314	641,113	831,371	651,128
Amounts due from financial institutions	—	—	—	—	—	113,862	—	113,862

Liabilities	(62,590)	(44,190)	(24,591)	(16,044)	(278,659)	(118,499)	(365,840)	(178,733)
Deposits from customers - Demand deposits	(1,533)	—	(2,178)	(4)	(4,780)	(470)	(8,491)	(474)
Deposits from customers - Term deposits	(4,456)	(44,190)	(8,309)	(16,040)	(73,812)	(118,029)	(86,577)	(178,259)
Securities issued	(56,601)	—	(14,104)	—	(95,667)	—	(166,372)	—
Other liabilities	—	—	—	—	(104,400)	—	(104,400)	—

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Profit/ (loss)	(7,084)	(110)	(1,464)	(8,919)	11,904	(6,608)	3,356	(15,637)
Interest income	254	—	1,845	681	26,624	16,407	28,723	17,088
Net revenues from services and commissions	—	—	204	—	18,129	—	18,333	—
Interest expenses	(7,336)	(88)	(3,134)	(137)	(15,714)	(602)	(26,184)	(827)
Other administrative expenses	(2)	(22)	(379)	(9,463)	(17,135)	(22,413)	(17,516)	(31,898)
(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
The overall compensation of Inter&Co, Inc.'s management is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, and includes members of the Board of Directors, Management Board, and Fiscal Council. For the current fiscal year, the total amount approved was R$ 109,350 (in 2024: R$ 97,856). As of December 31, 2025, an expenditure was expense for proceeds in the amount of R$ 110,822 (R$ 54,021, as of December 31, 2024).

73

Notes to the consolidated financial statements As of December 31, 2025 and 2024
    35. Subsequent events
Acquisition of interest
On January 9, 2026, Banco Inter (an indirectly controlled company) entered into a contract to acquire an additional stake equivalent to 29.05% of the total share capital of Inter Asset Gestão de Recursos Ltda., for R$ 35,180, as previously approved by BACEN through an Official Letter dated November 10, 2025. As a result of the acquisition, Banco Inter came to hold 99.91% of Inter Asset Gestão de Recursos Ltda., an independent financial resources manager, asset management, securities portfolio management and wealth management company.
Discontinuation of Level II Sponsored BDR Program
On January 26, 2026, Inter&Co, Inc. announced that its Board of Directors has decided to begin a process to discontinue its Sponsored Level II BDR Program. The process is currently subject to the approval of B3 and CVM and involves: (i) the creation of an Unsponsored Level I BDR Program, to be filed by Banco Bradesco S.A., (ii) the discontinuation of the Sponsored Level II BDR Program, and (iii) the cancellation of the Company's registration as a foreign issuer with the CVM. Details of the plan will be disclosed to the market in due course, following approval by the authorities.

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